

StarTek

*Business Process Outsourcing*

# Positioned for Growth

StarTek 2006 Annual Report


Positioned for

# MISSION

Our Company mission is to provide our clients and their customers with the highest level of professionalism and service as we continue to find innovative ways to grow and improve profitability and shareholder value in a dynamic and fun environment.



# TABLE OF CONTENTS

# LETTER TO SHAREHOLDERS

## GROWTH, PROFITABILITY, STABILITY AND VISION

Fiscal year 2006 was certainly a year of challenges for StarTek. Despite our revenue growth of 9.8%, margins and earnings were lower. StarTek added 2 new clients and opened 3 new sites, but experienced startup issues and increased attrition. Additionally, we launched a new product suite called Intelligent Enterprise.

StarTek changed and adapted substantially in 2006 to meet these challenges of a changing world of customer care. After examining our market position and trends impacting the various markets we were operating in, we made several strategic decisions to better compete in the highly competitive call center and outsourcing industry. In 2006 we repositioning our business with a focus on the communications sector, launched new leading-edge products, and increased our sales and marketing efforts.

We decided to focus our efforts on the industries where we felt the greatest opportunity for StarTek's success. To that end, we limited our investments in solutions designed for the financial and healthcare industries. At the same time, we saw increased opportunities in the communications industry where consolidation and convergence was evident. We felt that this would drive the need for more and higher quality customer care services. Therefore, by year end, we had directed all of our focus on the communications industry.

In 2007, we are concentrating on initiatives that we believe will not only improve our competitive position, but also extend and expand our service offerings for the communications niche. We revamped our product development strategy, ensuring that our resources were applied to the right initiatives with a high level of focus and energy.

We also redoubled our sales and marketing efforts, ensuring that our key messages were being driven home to the target market - the communications industry.

We are very optimistic about the customer care outsourcing industry. IDC estimates that the U.S. customer management services market, which accounted for approximately 5.9% of the U.S. business process outsourcing services market in 2005, is expected to grow at a 12.5% compounded annual growth rate to $24.6 billion in 2010. Outsourcing of non-core activities, such as those we provide, offers companies the ability to focus on their core competencies, leverage economies of scale and control variable costs of the business while accessing new technology and trained expert personnel.

Perhaps the most critical part of our strategy is our focus on our people. Our over 8,000 employees

**In 2006 we repositioned our business with a focus on the communications sector, launched new leading-edge products, and increased our sales and marketing efforts.**

## Perhaps the most critical part of our strategy is our focus on our people.

continue to demonstrate the expertise, motivation and the staying power to secure our position as an expert in the communications outsourced services industry. This value proposition is undoubtedly what differentiates us from our competition. We appreciate the efforts of our employees and expect even greater things from them in the future.

At StarTek, we believe our business of supplying high-quality customer care for the communications industry presents major growth opportunities. Our customers are growing their businesses and seeking to work with StarTek on new customer care solutions. We believe we are strategically positioned to seize those opportunities.

We look forward to StarTek's continued success in the customer care industry and we thank you for your continued support of StarTek.

Sincerely,





Larry Jones
President & CEO

Ed Zschau
Chairman of the Board

## At StarTek, we believe our business of supplying high-quality customer care for the communications industry presents major growth opportunities.

# YOUR FIRST CALL FOR CUSTOMER CARE

Every year StarTek handles over 50 million customer care and acquisition, technical support, and receivables management calls for some of the world's largest and most prestigious organizations. Widely known for its expertise in customer care for the communications industry, StarTek ranks consistently in the top 10 outsourcing companies.



Since 1987 StarTek has partnered with its clients to solve strategic business challenges so that fast-moving businesses can improve customer retention, increase revenue and reduce costs through an improved customer experience. These robust solutions leverage industry knowledge, best business practices, highly skilled agents, proven operational excellence and flexible technology.

## Clients rely upon StarTek because we enable them to deliver the ultimate customer experience.

For StarTek, our overriding goal is to ensure that each and every time your company interacts with a customer, it's a positive, brand-affirming experience for that customer. We step into your customer's shoes to help you better understand your customers, make them more valuable, and deliver a higher quality customer experience.



No matter which business processes StarTek owns for a client, our passionate commitment to client success sets us truly apart from other outsourcers. Our reputation, industry awards, and client successes are generating more interest than ever before, as companies recognize that customer satisfaction and loyalty are key to long-term, profitable growth. StarTek, with its 20 years of customer experience management, is ideally positioned to help these companies meet their goals.


StarTek has more than 8,000 customer care representatives
with extensive communications industry experience.

# WELL POSITIONED FOR GROWTH

StarTek is poised for the next stage of the company's growth. With the rapid expansion of converged communications, the timing could not be better for StarTek to shift its focus back to what it does best: delivering added-value customer care for the communications industry.

The communications sector represents the largest revenue opportunity for customer care providers like StarTek. However, currently no individual outsourcing player in the customer care industry accounts for more than 7% of market share.

As demand for customer care services climbs to $51.4 billion by 2010, StarTek is well-positioned within the communications industry to capture a significant portion of this increase in demand, with an estimated, current share of 2% of total communication industry spending.

## Capitalizing on Conversations

StarTek's renewed focus is on the vibrant communications outsourced services sector, where the current buzz word is convergence.

Long gone are the days where communications merely meant talking on a fixed-line telephone. Wireline, wireless, video, and data are all converging with dramatic results for both service providers and their customers.

Communications providers face constant attacks to their business models as they try to keep pace with the technological advances that push them into new frontiers. As the expert in customer care for the communications industry, communications convergence puts StarTek in a strong position to capitalize on the opportunities that will arise to help service providers gain and maintain competitive advantage through customer service differentiation.

## Communications without Borders

Convergence affects everyone. Cable, media and entertainment, wireless and voice/VoIP companies are facing the same issues from different perspectives as the lines between the communications, media and content markets blur.

Bringing success into focus will require service providers to master a critical component: customer care.

The convergence conversation will center on how StarTek can best help our clients improve services, expand their client base, and achieve greater profitability.

Our strategy is simple: provide a consistent high level of services, up-sell and cross-sell smartly, and reduce costs through innovative, self-help technology. We will expand our current service and product offerings to give clients true end-to-end solutions from one source, and support emerging markets including quad-play, IP television, and digital media. We will continue to be a strategic partner to our clients, enabling them to achieve their business objectives, while we grow our revenues and client base. To fulfill this vision in 2007, we are working to ensure we have the ideal mix of talent and infrastructure to profitably grow the business without impact to service quality.

**We will continue to be a strategic partner to our clients, enabling them to achieve their business objectives, while we grow our revenues and client base.**

## Eyes to the Future

StarTek is a committed partner to its clients and its shareholders.

As we look to 2007, we will accelerate organic growth and take a customer-centric and client-first approach. There may be times when we will identify acquisitions where StarTek can expand its world-class management team. But most importantly, we will continue to deliver operational excellence and focus on profitable customer contract terms. Come grow with us.


StarTek has 19 operational contact centers throughout North America and opened 3 new sites in 2006.

To be a dominant leader of customer care dedicated to the communications industry, StarTek will:

- **Focus on reinvesting in the growth of the business**
- **Be flexible to grow organically and, when the time is right, through acquisitions**
- **Strategically open new sites**
- **Acquire new clients**
- **Strengthen our management team**
- **Develop our people**
- **Execute our vision**

# FINANCIAL SNAPSHOT


250.0
230.0
210.0
190.0
170.0
150.0
130.0
110.0
90.0
70.0
122.1
165.5
221.9
216.4
237.6
02
03
04
05
06

*Revenue - dollars in millions


1.60
1.40
1.20
1.00
.80
.60
.40
.20
.00
-.20
1.10
1.52
1.42
0.88
0.39
02
03
04
05
06

Diluted Net Income Per Share

9.8% revenue increase over 2005


23.0
20.0
17.0
14.0
11.0
9.0
7.0
5.0
3.0
1.0
15.2
22.2
21.0
12.9
5.8
02
03
04
05
06

Net Income - dollars in millions

Cash and Investments totaled $39.4 Million on December 31, 2006

*The results of operations of the Supply Chain Management Services platform and StarTek Europe, Ltd. have been classified as discontinued operations during all periods presented in our Consolidated Financial Statements and related Notes. Accordingly, amounts presented in our Consolidated Financial Statements and related Notes may differ from amounts previously disclosed in our filings with the Securities and Exchange Commission. Please refer to Note 4, "Discontinued Operations" for further discussion of these transactions.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
**For the fiscal year ended December 31, 2006**

**or**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
**For the transition period from to**

**Commission file number 1-12793**

# StarTek, Inc.

*(Exact name of registrant as specified in its charter)*

| | |
|---|---|
| **Delaware**<br>*(State or other jurisdiction of incorporation or organization)* | **84-1370538**<br>*(I.R.S. employer Identification No.)* |
| **44 Cook Street, 4th Floor**<br>**Denver, Colorado**<br>*(Address of principal executive offices)* | **80206**<br>*(Zip code)* |

**(303) 399-2400**
*(Registrant's telephone number, including area code)*

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of Each Class | Name of Each Exchange on Which Registered |
|---|---|
| Common Stock, $.01 par value | New York Stock Exchange, Inc. |

**Securities registered pursuant to Section 12(g) of the Act: None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check One)
Large Accelerated Filer ☐ Accelerated Filer ☑ Non-Accelerated Filer ☐

Indicate by checkmark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

As of March 1, 2007, 14,725,791 shares of common stock were outstanding. The aggregate market value of common stock held by non-affiliates of the registrant on June 30, 2006, was $119.0 million, based upon the closing price of the registrant's common stock as quoted on the New York Stock Exchange composite tape on such date. Shares of common stock held by each executive officer and director and by each person who owned 5% or more of the outstanding common stock as of such date have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

## DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates certain information by reference from the registrant's proxy statement to be delivered in connection with its 2007 annual meeting of stockholders. With the exception of certain portions of the proxy statement specifically incorporated herein by reference, the proxy statement is not deemed to be filed as part of this Form 10-K.

## Forward-Looking Statements

*All statements contained in this Form 10-K that are not statements of historical facts are forward-looking statements that involve substantial risks and uncertainties. Forward-looking statements are preceded by terms such as "may," "will," "should," "anticipates," "expects," "believes," "plans," "future," "estimate," "continue," "intends," "budgeted," "projections," "outlook" and similar expressions. The following are important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, risks relating to our revenue from our principal clients, concentration of our client base in the communications industry, consolidation in the communications industry, trend of communications companies to out-source non-core services, management turnover, dependence on and requirement to recruit qualified employees, labor costs, need to add key management personnel and specialized sales personnel, considerable pricing pressure, capacity utilization of our facilities, collection of note receivable from sale of Supply Chain Management Services platform, inability to utilize current capital loss carry-forwards, defense and outcome of pending class action lawsuit, lack of success of our clients' products or services, risks related to our contracts, decreases in numbers of vendors used by clients or potential clients, inability to effectively manage growth, risks associated with advanced technologies, highly competitive markets, foreign exchange risks and other risks relating to conducting business in Canada, lack of a significant international presence, potentially significant influence on corporate actions by our largest stockholder, volatility of our stock price, geopolitical military conditions, interruption to our business, increasing costs of or interruptions in telephone and data services, compliance with SEC rules, fluctuations in the value of our investment securities portfolio, and variability of quarterly operating results. These factors include risks and uncertainties beyond our ability to control, and in many cases we cannot predict the risks and uncertainties that could cause actual results to differ materially from those indicated by use of forward-looking statements. Similarly, it is impossible for management to foresee or identify all such factors. As such, investors should not consider the foregoing list to be an exhaustive statement of all risks, uncertainties, or potentially inaccurate assumptions. All forward-looking statements herein are made as of the date hereof, and we undertake no obligation to update any such forward-looking statements. All forward-looking statements herein are qualified in their entirety by information set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations — Risk Factors" appearing elsewhere in this Form 10-K.*

Unless otherwise noted in this report, any description of "us" or "we" refers to StarTek, Inc. and our subsidiaries. Financial information in this report is presented in U.S. dollars.

## Item 1. *Business*

### Business Overview

StarTek is a leading provider of high value business process outsourcing services to the communications industry. We partner with our clients to meet their business objectives and improve customer retention, increase revenues and reduce costs through an improved customer experience. Our robust solutions leverage industry knowledge, best business practices, highly skilled agents, proven operational excellence and flexible technology. The StarTek comprehensive service suite includes customer care, sales support, complex order processing, accounts receivable management, technical support and other industry-specific processes. We provide these services from 19 operational facilities in the US and Canada.

Our business is providing high-end ***Customer Service Offerings*** through the effective deployment of ***People*** and ***Technology***.

***Customer Service Offerings -*** We provide our clients with an outsourced customer care service offering so that they can focus on their core business and preserve capital. Our service offering includes customer care, sales support, complex order processing, accounts receivable management and other industry-specific processes. We are well positioned to help our clients implement the convergence of product lines, including wireline, wireless, cable and broadband. Under each service offering, we deliver a transparent extension of our clients' brands.

*Customer Care.* We provide customer care management throughout the life cycle of our clients' customers. These programs include management of customer acquisition, service activation, renewals, account inquiries, complaint resolutions, product information and billing support. These services are aimed at seamlessly managing the relationships between our clients and their customers in a manner that cultivates customer retention and loyalty.

*Sales Support.* Through our sales support service we seek to increase the revenue generation of our clients through cross-selling and up-selling our clients' products to their customers. We have the capability to increase customer purchasing levels, implement product promotion programs, introduce our clients' customers to new products, secure and process additional customer orders and handle inquiries related to product shipments and billing.

*Complex Order Processing.* Our complex order processing services provide our clients with large scale project management and direct relationship management for our clients' large enterprise customers. This service includes order management and technical sales support for high-end communications services, such as wireline, wireless, data and customer premise equipment. In addition, we also process order fallout from our clients' automated systems, complete billing review and revenue recovery, and perform quality assurance. Our services enable a client to provide large scale project management and customer relations services to their customers in a more efficient and cost-effective way.

*Accounts Receivable Management.* We provide billing, credit card support and first party collections through our receivables management services. These services allow our clients to reduce the risk of non-payment by automatically transferring the calls made by delinquent customers to us, at which point our representatives encourage the customers to pay their bill in order to continue their service. Customers may bring their bill current though credit or debit card payments, electronic checks or money orders. This service allows us to help our clients reduce their day's sales outstanding and write-offs for bad debt.

*Technical Support.* Our technical support service offering provides our clients' customers with high-end technical support services by telephone, e-mail, facsimile and the internet, 24 hours per day, seven days per week. Technical support inquiries are generally driven by a customer's purchase of a product or service, or by a customer's need for ongoing technical assistance.

*Other.* We provide other industry-specific processes including technical support, number portability and directory management. We provide number portability services to facilitate the process when our clients' customers wish to keep their phone number when changing service providers. Our number portability services, which include both automated and live agent interaction, facilitate pre-port validation, data collection, automatic processing of port-out/in requests, direct and automated interface with the service order activation platform, fallout management tool and port request tracking and archiving. We also provide 411 directory listing management services.

*Domain.com.* Through our subsidiary, Domain.com, Inc., we own a portfolio of branded vertical market internet web sites and currently manage or lease to third parties a number of those sites, including airlines.com, wedding.com, wholesale.com, electronics.com, doctors.com, and hospitals.com. This business, though profitable, represents only a small part of total revenue and is expected to continue to remain an immaterial portion of our business.

***People*** - Our success is driven by our people, who we believe are industry trained experts in providing the communications industry with proven business practices and solutions to help our clients achieve their business goals. Many of the members of our management team, in addition to our trained customer service representatives, have backgrounds in the communications industry, thereby bringing a depth of experience to the table when seeking out the best solutions for our clients. We believe that this expertise in our human capital is what allows us to succeed in providing excellent account management and tailored solutions in serving the communications marketplace.

***Technology*** - Our ability to deliver exceptional service to our clients is enhanced by our technology infrastructure. Through our technology, we are able to rapidly respond to ever-changing client demands in a tailored yet cost-effective and efficient manner. We are capable of handling large call volumes at each of our contact centers through our reliable and scalable contact center solutions. We staff our IT personnel such that we can support our infrastructure and still have the capability to design programs to meet the specific needs of our clients.

Over the past few years, we have made significant investments in our technological capabilities. Specifically, we have made investments in enhanced interactive voice response technology, information management reporting infrastructure and capabilities, enhanced systems security solutions and other contact center solutions.

**Customer Trends**

In collaborating with our clients, we have observed a few emerging trends in the communications industry. Our clients are increasingly focused on: (1) improving customer satisfaction and retention; (2) improving the customer experience through right-shoring; and (3) increasing sales per subscriber or user. StarTek provides some of the industry's highest customer satisfaction as evidenced by our clients' customer service awards and our clients' ranking of StarTek relative to other outsourced partners. Many of our clients have realized the value of cultural and language familiarity available from on-shore providers as a way to improve the customer experience particularly surrounding voice-enabled services. StarTek has demonstrated to our clients our success in increasing revenue per subscriber by incorporating up-sell and cross-sell methodologies during customer interactions.

### Key Competitive Differentiators

Our belief is that our company is differentiated on the following levels: our industry expertise; our reputation for operational excellence; our flexible technology; and our people.

*Our industry expertise.* We have extensive expertise in servicing the communications industry as a result of our many long-term relationships servicing companies in this industry. Our service offerings are tailored to meet the business needs of our communications industry clients. In addition, many of our employees, particularly within management, have backgrounds in the communications industry.

*Our reputation for operational excellence.* We provide some of the industry's highest customer satisfaction as evidenced by our clients' customer service awards and our clients' ranking of StarTek relative to their internal contact centers as well as against competing outsourced partners. We strive to continually improve our operational performance and seek feedback from our clients.

*Our flexible technology.* Our ability to deliver exceptional service to our clients is enhanced by our technology infrastructure. Through our technology, we are able to rapidly respond to ever-changing client demands in a tailored, yet cost-effective, efficient and flexible manner.

*Our people.* Our business depends significantly on our ability to hire and retain the right individuals at both the customer service representative and managerial level. This has a direct effect on our operational results and our ability to deliver the high-quality service that our clients demand. Accordingly, we strive to create a culture that is focused on recognition and development of our employees by providing adequate training, managerial support, fair compensation, smart hiring practices and merit-based recognition programs.

### Strategy

We seek to become a market leader in providing high-value services to clients in the communications industry. Our approach is to develop relationships with our clients that are partnering and collaborative in nature and create industry-based solutions to meet our clients' business needs. To be a leader in the market, our strategy is to:

- grow our existing client base by deepening and broadening our relationships,
- add new clients in the communications segment and continue to diversify our client base,
- improve the profitability of our business through operational improvements and securing higher margin business,
- add new services to broaden our offering to the communications segment and
- make prudent acquisitions to expand our business scale and service offerings.

### History of the Business

We were founded in 1987. At that time, our business was centered on supply chain management services, which included packaging, fulfillment, marketing support and logistics services.

After our initial public offering on June 19, 1997, we began operating contact center services, which primarily focused on customer care and grew to include our current suite of offerings as described in the "Business Overview" section of this Form 10-K. We also expanded internationally through our StarTek Europe, Ltd. operating subsidiary. Through StarTek Europe, Ltd., we provided call center and supply chain management services from two facilities located in Hartlepool, England.

We sold our StarTek Europe, Ltd. operating subsidiary on September 30, 2004. On December 16, 2005, we sold our supply chain management services platform. Consequently, the results of operations of both StarTek Europe, Ltd. and our supply chain management services platform have been reported as discontinued operations for all periods presented in our financial information in this Form 10-K.

As of December 31, 2006, we provided business process outsourcing services, including customer care, sales support, complex order processing, accounts receivable management, technology support and other industry-specific processes through 19 operational facilities in the United States of America and Canada. We also generated a small amount of revenue from our Domain.com platform, as described previously.

On January 5, 2007, A. Laurence Jones was appointed as our new President, Chief Executive Officer and Interim Chief Financial Officer, succeeding Steven D. Butler. Effective December 29, 2006 our Chief Financial Officer resigned and we currently are conducting a search to fill the position. Effective January 30, 2007, we terminated approximately 300 employees at our Petersburg, Virginia facility as a result of a client's reduction in volume. We plan to utilize this facility as a location for new business.

While generally our business is not seasonal, it does fluctuate quarterly based on our clients' product offerings as well as their customer interaction volume. See Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations,* "Risk Factors," for a more complete description of the seasonality of our business.

**Industry**

According to IDC, a leading provider of industry research and market intelligence, it is currently estimated that worldwide spending on business process outsourcing services totaled approximately $384.5 billion in 2005 and is expected to grow to $618 billion by 2010. IDC also estimates that spending on business process outsourcing services from the Americas, which includes the United States, Canada and Latin America, will represent approximately 70% of this market through 2010. This IDC report, published in November 2006, also estimates that the U.S. customer management services market, which accounted for approximately 5.9% of the U.S. business process outsourcing services market in 2005, is expected to grow at a 12.5% compound annual growth rate to $24.6 billion in 2010.

Outsourcing of non-core activities, such as those we provide, offers companies the ability to focus on their core competencies, leverage economies of scale and control variable costs of the business while accessing new technology and trained expert personnel. As the business environment continues to evolve, it has become more difficult and expensive for some companies to maintain the necessary personnel and product capabilities in-house to provide business process services on a cost-effective basis. Accordingly, our anticipation is that outsourced customer care services will grow significantly in the coming years.

In general, we believe that industries having higher levels of customer contact and service volume, such as communications, tend to be more likely to seek outsourced services as a more efficient method for managing their technical support and customer care functions. Based on a 2006 IDC report, companies that outsource their customer management function seek value from the companies they outsource to by meeting customer quality expectations, offering a balanced geographical mix of services, and offering a suite of business process outsourced services including sales and marketing functionality. We believe that outsourced service providers, including ourselves, will continue to benefit from these outsourcing trends.

**Competition**

We believe that our competitive differentiators are our industry expertise, our reputation for operational excellence, our flexible technology and our people. We compete primarily with in-house process outsourcing operations of our current and potential clients. Such in-house operations include customer care, technical support, internet operations and e-commerce support. We also compete with a number of companies that provide similar services on an outsourced basis, including technical support and customer care companies such as APAC Customer Services, Inc.; ClientLogic; Convergys Corporation; NCO Group; PeopleSupport, Inc.; Sitel Corporation; Sykes Enterprises, Incorporated; TeleTech Holdings, Inc.; and West Corporation. We compete with the aforementioned companies for new business, for expansion of existing business, and within the companies we currently serve. Many of these competitors are significantly larger than us in revenue, income, number of contact centers and customer agents, number of product offerings, and market capitalization. We believe that while smaller than many of our competitors, we are able to compete because of our flexibility and ability to react quickly and efficiently to integrate client technology into our contact centers. We believe our success is contingent more on our quality of service than our overall size.

**Clients**

As mentioned previously, we seek to become the expert provider of outsourced customer care and related services for the communications industry as we believe that we possess expertise in servicing clients within that industry. Accordingly, more than 95% of our revenue is derived from customers within that industry. Our two largest customers, AT&T Inc. (formerly Cingular Wireless LLC and AT&T Corporation) and T-Mobile (a subsidiary of Deutsche Telekom), account for a significant percentage of our revenue. In 2006, AT&T Inc. accounted for 52.7% of our revenue and T-Mobile accounted for 21.2% of our revenue. In 2005, AT&T

Inc. accounted for 63.6% and T-Mobile accounted for 23.9% of our revenue. In 2004, AT&T Inc. accounted for 63.5% and T-Mobile accounted for 28.0% of our revenue. While we believe that we have good relationships with these clients, a loss of one or more of these principal clients could adversely affect our business and our results of operations (see Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations,* and "Risk Factors").

**Government and Environmental Regulation**

We are subject to numerous federal, state, and local laws in the states and territories in which we operate, including tax, environmental and other laws that govern the way we conduct our business.

**Employees and Training**

Our success in recruiting, hiring, training, and retaining large numbers of full and part-time skilled employees, and obtaining large numbers of hourly employees during peak periods is critical to our ability to provide high quality outsourced services. In the labor market, we compete not only with other contact centers, but with similar paying jobs within the communities in which we are located. During 2006, we experienced difficulties hiring and retaining agents as we faced economic pressures in and around certain of our site locations. Please refer to Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations* as well as "Risk Factors" for further discussion of risks surrounding our ability to recruit and retain personnel.

As of December 31, 2006, we employed approximately 8,300 employees. We believe the demographics surrounding our facilities, and our reputation, stability, and compensation plans should allow us to continue to attract and retain qualified employees. None of our employees were members of a labor union or were covered by a collective bargaining agreement during 2006.

**Corporate Information**

We were founded in 1987 and on June 19, 1997, we completed an initial public offering of our common stock. We conduct our business through our wholly owned operating subsidiaries, StarTek USA, Inc., StarTek Canada Services, Ltd., and Domain.com, Inc. We are a Delaware corporation headquartered in Denver, Colorado. Our principal executive offices are located at 44 Cook Street, 4th Floor, Denver, Colorado 80206. Our telephone number is (303) 262-4500. Our website address is *www.startek.com*. Our stock currently trades on the New York Stock Exchange under the ticker symbol SRT.

**Web Site Availability of Reports**

Copies of our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) and 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") are available free of charge through our web site (www.startek.com) as soon as reasonably practicable after we electronically file the material with, or furnish it to, the Securities and Exchange Commission ("SEC"). We also make the charters for the Compensation Committee, Audit Committee and Governance and Nominating Committee of our Board of Directors, as well as our Corporate Governance Guidelines and our Code of Ethics and Business Conduct, available on the "Investor Relations" page of our corporate web site. Any of these materials are available in print upon request.

None of the information on our website or any other website identified herein is part of this report. All website addresses in this report are intended to be inactive textual references only.

**Item 1A.** ***Risk Factors***

See "*Management's Discussions and Analysis of Financial Condition and Results of Operations – Risk Factors*" under Item 7 of this Form 10-K.

**Item 1B.** ***Unresolved Staff Comments***

None.

**Item 2.** ***Properties***

As of December 31, 2006, we owned or leased the following facilities, containing in aggregate approximately 867,000 square feet, 844,000 of which was dedicated to operating facilities:

| Properties | Year Opened | Approximate Square Feet | Leased or Owned |
|---|---|---|---|
| *U.S. Facilities* | | | |
| Greeley, Colorado | 1998 | 35,000 | Company Owned |
| Laramie, Wyoming | 1998 | 22,000 | Company Owned (b) |
| Grand Junction, Colorado | 1999 | 46,350 | Leased |
| Greeley, Colorado | 1999 | 88,000 | Company Owned |
| Big Spring Texas | 1999 | 30,000 | Leased |
| Enid, Oklahoma | 2000 | 47,500 | Company Owned |
| Grand Junction, Colorado | 2000 | 54,500 | Leased |
| Decatur, Illinois | 2003 | 37,500 | Leased |
| Alexandria, Louisiana | 2003 | 40,000 | Leased |
| Lynchburg, Virginia | 2004 | 38,600 | Leased |
| Collinsville, Virginia | 2004 | 49,250 | Leased |
| Denver, Colorado | 2004 | 23,000 | Leased (a) |
| Petersburg, Virginia | 2005 | 39,600 | Leased (c) |
| *Canadian Facilities* | | | |
| Kingston, Ontario | 2001 | 49,000 | Company Owned |
| Kingston, Ontario | 2001 | 20,000 | Leased |
| Cornwall, Ontario | 2001 | 73,800 | Leased |
| Regina, Saskatchewan | 2003 | 62,000 | Leased |
| Sarnia, Ontario | 2003 | 37,200 | Leased |
| Thunder Bay, Ontario | 2006 | 33,000 | Leased |
| Hawkesbury, Ontario | 2006 | 41,000 | Leased |

(a) Company headquarters, which houses executive and administrative employees.

(b) Our Laramie facility ceased operations in February 2006 and reopened in October 2006.

(c) Our Petersburg facility began operations in January 2006 and ceased operations at the end of January 2007 due to a decrease in demand from one client.

Substantially all of our facility space can be used to support any of our business process outsourced services. We believe our existing facilities are adequate for our current operations. We intend to maintain efficient levels of excess capacity to enable us to readily provide for needs of new clients and increasing needs of existing clients. We hold unencumbered, fee simple title to our company-owned facilities.

**Item 3.** ***Legal Proceedings***

We and six of our present and former directors and officers have been named as defendants in West Palm Beach Firefighters' Pension Fund v. StarTek, Inc., et al. (U.S. District Court, District of Colorado) filed on July 8, 2005, and John Alden v. StarTek, Inc., et al. (U.S. District Court, District of Colorado) filed on July 20, 2005. Those actions have been consolidated by the federal court. The consolidated action is a purported class action brought on behalf of all persons (except defendants) who purchased shares of our common stock in a secondary offering by certain of our stockholders in June 2004, and in the open market between February 26, 2003, and May 5, 2005 (the "Class Period"). The consolidated complaint alleges that the defendants made false and misleading public statements about us and our business and prospects in the prospectus for the secondary offering, as well as in filings with the SEC and in press releases issued during the Class Period, and that the market price of our common stock was artificially inflated as a result.

The complaints allege claims under Sections 11 and 15 of the Securities Act of 1933 (the "Securities Act"), and under Sections 10(b) and 20(a) of the Exchange Act. The plaintiffs in both cases seek compensatory damages on behalf of the alleged class and award of attorneys' fees and costs of litigation. We believe we have valid defenses to the claims and intend to defend the litigation vigorously. On May 23, 2006, we and the individual defendants moved the court to dismiss the action in its entirety. Two stockholder derivative lawsuits related to these aforementioned claims were also filed against various of our present and former officers and directors on November 16, 2005, and December 22, 2005, alleging breach of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets, and unjust enrichment. The derivative actions, which have been consolidated, name us as a nominal defendant. On April 18, 2006, we and the individually named defendants filed a motion to dismiss the derivative actions.

It is not possible at this time to estimate the possibility of a loss or the range of potential losses arising from these claims. We may, however, incur material legal fees with respect to our defense of these claims. The claims have been submitted to the carriers of our executive and organization liability insurance policies. The policies have primary and excess coverage that we believe will be adequate to defend this case and are subject to a retention for securities claims. These policies provide that we are responsible for the first $1.0 million in legal fees. As of March 1, 2007, we had incurred legal fees related to these suits of more than 90% of our $1.0 million deductible.

We have been involved from time to time in other litigation arising in the normal course of business, none of which is expected by management to have a material adverse effect on our business, financial condition or results of operations.

**Item 4.** ***Submission of Matters to a Vote of Security Holders***

No matters were submitted to a vote of security holders during the three months ended December 31, 2006.

**Item 5.** ***Market for the Registrant's Common Stock, Related Stockholder Matters and Issuer Purchases of Equity Securities***

**Market Price of Common Stock**

Our common stock has been listed on the New York Stock Exchange under the symbol "SRT" since the effective date of our initial public offering on June 19, 1997. The following table shows the high and low closing sales prices and dividends declared per share for our common stock on the New York Stock Exchange for the periods shown:

| | High | Low | Dividend Per Share |
|---|---|---|---|
| 2006 | | | |
| First Quarter | $ 24.50 | $ 17.71 | $ 0.36 |
| Second Quarter | $ 24.47 | $ 12.56 | $ 0.25 |
| Third Quarter | $ 14.83 | $ 10.83 | $ 0.25 |
| Fourth Quarter | $ 15.46 | $ 11.65 | $ 0.25 |
| 2005 | | | |
| First Quarter | $ 28.50 | $ 16.25 | $ 0.42 |
| Second Quarter | $ 17.00 | $ 11.32 | $ 0.36 |
| Third Quarter | $ 17.10 | $ 12.40 | $ 0.36 |
| Fourth Quarter | $ 18.35 | $ 11.85 | $ 0.36 |

We did not declare a dividend payable in the first quarter of 2007 and do not expect to pay dividends in the foreseeable future.

**Holders of Common Stock**

As of March 1, 2007, there were 57 stockholders of record and 14,725,791 shares of common stock outstanding. See Item 7, *"Management's Discussion and Analysis of Financial Condition and Results of Operations — Risk Factors"* set forth in this Form 10-K for a discussion of risks related to control that may be exercised over us by our principal stockholders.

**Dividend Policy**

On January 22, 2007, our board of directors announced it would not declare a quarterly dividend on our common stock in the first quarter of 2007, making the dividend paid in November 2006 the last quarterly dividend that will be paid in the foreseeable future. We plan to invest in growth initiatives in lieu of paying dividends. We had been paying quarterly dividends since August of 2003.

**Stock Repurchase Program**

Effective November 4, 2004, our board of directors authorized repurchases of up to $25 million of our common stock. The repurchase program will remain in effect until terminated by the board of directors, and will allow us to repurchase shares of our common stock from time to time on the open market, in block trades and in privately-negotiated transactions. Repurchases will be implemented by the Chief Financial Officer consistent with the guidelines adopted by the board of directors and will depend on market conditions and other factors. Any repurchased shares will be held as treasury stock and will be available for general corporate purposes. Any repurchases will be made in accordance with SEC rules. As of the date of this filing, no shares have been repurchased under this program.

Information about our equity compensation plan will be included in our definitive proxy statement to be delivered in connection with our 2007 annual meeting of stockholders and is incorporated herein by reference. For further description of our equity compensation plans, see Note 11, "Stock Options," to our Consolidated Financial Statements, which are included in Item 15, "*Exhibits and Financial Statement Schedules*," of this Form 10-K.

**Stock Performance Graph**

The graph below compares the cumulative total stockholder return on our common stock over the past five years with the cumulative total return of the New York Stock Exchange Composite Index ("NYSE Composite") and of the Russell 2000 Index ("Russell 2000") over the same period. We do not believe stock price performance shown on the graph is necessarily indicative of future price performance.


TOTAL RETURN TO STOCKHOLDERS
(Assumes $100 investment on 12/31/01)
250
200
150
100
50
0
Dollars
12/31/2001
12/31/2002
12/31/2003
12/31/2004
12/31/2005
12/31/2006
Startek, Inc.
NYSE Composite
Russell 2000

The information set forth under the heading "Stock Performance Graph" is not deemed to be "soliciting material" or to be "filed" with the SEC or subject to the SEC's proxy rules or to the liabilities of Section 18 of the Exchange Act, and the graph shall not be deemed to be incorporated by reference into any of our prior or subsequent filings under the Securities Act or the Exchange Act.

## Item 6. *Selected Financial Data*

The following selected financial data should be read in conjunction with the Consolidated Financial Statements and Notes thereto which are included in Item 15, "*Exhibits and Financial Statement Schedules*," of this Form 10-K. Additionally, the following selected financial data should be read in conjunction with "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" which is included in Item 7 of this Form 10-K.

| | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|
| | | (In thousands, except per share data) | | | |
| **Consolidated Statement of Operations Data:** | | | | | |
| Revenue | $ 237,612 | $ 216,371 | $ 221,906 | $ 165,537 | $ 122,155 |
| Cost of services | 201,424 | 167,223 | 164,363 | 114,291 | 83,599 |
| Gross profit | 36,188 | 49,148 | 57,543 | 51,246 | 38,556 |
| Selling, general and administrative expenses | 30,247 | 28,435 | 27,451 | 25,446 | 20,061 |
| Operating profit | 5,941 | 20,713 | 30,092 | 25,800 | 18,495 |
| Net interest and other income | 2,126 | 1,479 | 3,532 | 4,048 | 1,986 |
| Loss on impaired investments | - | - | - | - | (6,210) |
| Income from continuing operations before income taxes | 8,067 | 22,192 | 33,624 | 29,848 | 14,271 |
| Income tax expense | 2,303 | 8,177 | 12,747 | 11,125 | 5,280 |
| Income from continuing operations | 5,764 | 14,015 | 20,877 | 18,723 | 8,991 |
| (Loss) gain on discontinued operations, net of tax* | - | (1,155) | 99 | 3,475 | 6,175 |
| Net income | $ 5,764 | $ 12,860 | $ 20,976 | $ 22,198 | $ 15,166 |
| Net income per share from continuing operations: | | | | | |
| Basic | $ 0.39 | $ 0.96 | $ 1.44 | $ 1.31 | $ 0.64 |
| Diluted | $ 0.39 | $ 0.95 | $ 1.41 | $ 1.28 | $ 0.63 |
| Net income per share including discontinued operations: | | | | | |
| Basic | $ 0.39 | $ 0.88 | $ 1.45 | $ 1.56 | $ 1.07 |
| Diluted | $ 0.39 | $ 0.88 | $ 1.42 | $ 1.52 | $ 1.05 |
| Weighted average shares outstanding: | | | | | |
| Basic | 14,680 | 14,629 | 14,455 | 14,243 | 14,141 |
| Diluted | 14,714 | 14,681 | 14,780 | 14,623 | 14,385 |
| **Balance Sheet Data:** | | | | | |
| Total assets | $ 155,735 | $ 153,914 | $ 166,872 | $ 153,607 | $ 140,421 |
| Total debt | $ 15,968 | $ 5,650 | $ 9,363 | $ 104 | $ 6,482 |
| Total stockholders' equity | $ 118,382 | $ 128,164 | $ 136,883 | $ 133,000 | $ 114,594 |
| **Other Selected Financial Data:** | | | | | |
| Capital expenditures, net of proceeds | $ 19,767 | $ 9,379 | $ 17,839 | $ 23,736 | $ 5,839 |
| Depreciation and amortization | $ 16,758 | $ 13,364 | $ 12,546 | $ 10,045 | $ 9,220 |
| Cash dividends declared per common share | $ 1.11 | $ 1.50 | $ 1.58 | $ 0.73 | $ - |

* See Item 7, "*Management's Discussion and Analysis of Financial Condition and Results of Operations - Discontinued Operations*" and Note 4, "Discontinued Operations," to our Consolidated Financial Statements, which is included at Item 15, "*Exhibits and Financial Statement Schedules*," of this Form 10-K.

## Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

### Executive Overview

StarTek is a leading provider of high value business process outsourcing services to the communications industry. We partner with our clients to meet their business objectives and improve customer retention, increase revenues and reduce costs through an improved customer experience. Our robust solutions leverage industry knowledge, best business practices, highly skilled agents, proven operational excellence and flexible technology. The StarTek comprehensive service suite includes customer care, sales support, complex order processing, accounts receivable management, technical support and other industry-specific processes. We provide these services from 19 operational facilities in the US and Canada. Our business is providing high-end customer service offerings through the effective deployment of people and technology.

On December 16, 2005, we completed the sale of our supply chain management services platform to a third party. Prior to the sale, we provided packaging, fulfillment, marketing support and logistics services through this operational platform. We also provided business process outsourcing services from two facilities in Hartlepool, England through our operating subsidiary, StarTek Europe, Ltd., until September 30, 2004, when this subsidiary was sold to a third party. The results of operations of our supply chain management services platform and our StarTek Europe, Ltd. business have been reported as discontinued operations in all periods presented.

Our 2006 results of operations were largely affected by the opening and subsequent ramp of three new call centers during the first two quarters of the year. Capital expenditures related to these call centers were approximately $9.8 million during 2006, contributing to a decline in our cash and cash equivalents and investments balances from $45.6 million in 2005 to $39.4 million in 2006. In November 2006, we financed certain of our capital expenditures related to the build-out of these new sites with a secured U.S. dollar-denominated promissory note and a secured Canadian dollar-denominated equipment loan, thereby bringing our total debt outstanding, including current portion, to $16.0 million as of December 31, 2006. The ramp of these new call centers also affected our consolidated statement of operations for 2006 as we incurred higher fixed costs, affecting both gross and operating margins, to support the three new facilities. We also experienced increased attrition which resulted in a prolonged ramp period at these sites as we sought to hire large numbers of agents in a short period of time.

Revenue increased 9.8% in 2006 when compared with the previous year due to clients new to StarTek since the latter half of 2005, some of which were serviced by the new centers opened in 2006. However, we experienced significant staffing challenges in several of our sites, as a result of economic pressures and increased competition for labor in several of the locations in which we operate. This led to a decline in the amount of revenue and margins we were able to generate from our existing clients as we were unable to effectively leverage the fixed costs of certain facilities. Likewise, we experienced a decline in both revenue and gross margin as a result of having more agents in training due in part to increased agent attrition at our sites and changes in our clients' service offerings. We were also affected by a strengthening Canadian dollar versus the U.S. dollar during the year. Net income declined from $12.9 million in 2005 to $5.8 million in 2006, primarily driven by these factors.

In January 2007, we terminated approximately 300 employees at our Petersburg, Virginia facility as a result of one of our clients' reduction in call volume. We plan to utilize this facility as a location for new business.

**Results of Operations**

Due to the December 16, 2005, sale of our supply chain management services platform and the September 30, 2004, sale of StarTek Europe, Ltd., the results of operations related to these lines of business have been reported as discontinued operations for all periods presented.

*The following table presents selected items from our Consolidated Statements of Operations in dollars and as a percentage of revenue for the periods indicated:*

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2006 | | 2005 | | 2004 | |
| | (Dollars in thousands) | | | | | |
| Revenue | $ 237,612 | 100.0% | $ 216,371 | 100.0% | $ 221,906 | 100.0% |
| Cost of services | 201,424 | 84.8% | 167,223 | 77.3% | 164,363 | 74.1% |
| Gross profit | 36,188 | 15.2% | 49,148 | 22.7% | 57,543 | 25.9% |
| Selling, general and administrative expenses | 30,247 | 12.7% | 28,435 | 13.1% | 27,451 | 12.4% |
| Operating profit | 5,941 | 2.5% | 20,713 | 9.6% | 30,092 | 13.6% |
| Net interest and other income | 2,126 | 0.9% | 1,479 | 0.7% | 3,532 | 1.6% |
| Income from continuing operations before income taxes | 8,067 | 3.4% | 22,192 | 10.3% | 33,624 | 15.2% |
| Income tax expense | 2,303 | 1.0% | 8,177 | 3.8% | 12,747 | 5.7% |
| Income from continuing operations | 5,764 | 2.4% | 14,015 | 6.5% | 20,877 | 9.4% |
| (Loss) gain on discontinued operations | - | 0.0% | (1,155) | -0.5% | 99 | 0.0% |
| Net income | $ 5,764 | 2.4% | $ 12,860 | 5.9% | $ 20,976 | 9.5% |

***2006 Compared to 2005***

*Revenue.* Revenue increased 9.8%, or $21.2 million, to $237.6 million in 2006 compared to 2005. This increase was driven by $36.7 million in revenue from clients new to StarTek since the latter half of 2005. Offsetting this increase was a 9.0% decline in revenue from our largest client as a result of fewer operating hours, increased agent attrition driven by local economic pressures at some of our sites and increased agents in training. Although agents generate revenue while they are in training, they do so at a lower billing rate than they would generate in production. The loss of revenues from a smaller client who ceased outsourcing to us in late 2005 as well as overall staffing issues in certain of our locations also offset increases in revenue from new clients. Revenue declined approximately $12.5 million due to our inability to fill seats due to economic pressures at several of our sites. We continue to implement programs at our sites aimed at better recruiting and training to help reduce overall attrition at these sites.

*Cost of Services.* Cost of services increased $34.2 million, or 20.5%, to $201.4 million during 2006 largely as a result of volume delivered by clients new to StarTek since the latter half of 2005 including volume derived from three new call center locations that became operational during the first two quarters of 2006. Gross margin declined from 22.7% in 2005 to 15.2% during 2006. This decline was the result of staffing challenges, revenue mix, and decreased ability to leverage fixed costs at our sites. We were also affected by a $3.9 million decline, net of hedges, in the value of the U.S. dollar versus the Canadian dollar. More specifically, gross margin generated from servicing our largest client drove much of the decline in gross profit due to lower revenue resulting from the aforementioned inability to fill seats due to economic pressures at several of our sites, which resulted in a decreased ability to leverage fixed costs. Additionally, gross margins earned from our largest client were affected by increased agents in training due to changes in the client's service offerings, fewer operating hours and wage increases. Gross profit was also impacted by higher fixed costs as a percentage of revenue as we ramped three new call center facilities during the year.

*Selling, General and Administrative Expenses.* As a percentage of revenue, selling, general and administrative expenses declined from 13.1% in 2005 to 12.7% in 2006. This decline was driven by changes in our fixed cost structure resulting from a 2005 program aimed at bringing our fixed costs more in line with our operations. However, selling, general and administrative expenses of $30.2 million during 2006 represented a dollar increase of $1.8 million when compared to the previous year. This increase was largely the result of increased costs to support three new call centers opened during 2006, increased legal fees, and stock-based compensation expense related to the implementation of FAS No. 123(R).

*Operating Profit.* 2006 operating profit declined from $20.7 million in 2005 to $5.9 million. Operating margin declined to 2.5% in 2006 from 9.6% in 2005. These declines were the result of declines in gross margin and increases in selling, general and administrative expenses, as discussed previously.

*Net Interest and Other Income.* Net interest and other income of $2.1 million in 2006 was $0.6 million higher than in 2005 due in part to higher year-over-year investment income. In addition, we recovered approximately $0.6 million in cash from our investment in Six Sigma, LLC, for which we had recognized impairment losses in 2001 and 2002. These year-over-year increases were partially offset by a gain of approximately $0.8 million from the sale of our Greeley East facility in 2005.

*Income Tax Expense.* Our effective income tax rate for 2006 was 28.5%, down from 36.8% in 2005. Accordingly, income tax expense declined by $5.9 million to $2.3 million in 2006. The change in our effective tax rate was partially the result of a $0.4 million reserve reversal related to the favorable settlement of an outstanding tax audit recognized during the first quarter of 2006. Additionally, as a result of the cash recovery on our investment in Six Sigma, as discussed previously, as well as capital gains in our investment portfolio during 2006, we were able to reverse $0.3 million of a capital loss valuation allowance. Both of these items had the effect of decreasing our 2006 effective tax rate.

*Discontinued Operations.* We completed the sale of our supply chain management service platform on December 16, 2005. Accordingly, the results of operations from this platform have been reported as discontinued operations for all periods presented. The sale of this platform had no effect on our 2006 consolidated statement of operations. In 2005, we realized a $0.3 million gain and associated tax expense of $0.1 million as a result of this sale. We also realized a loss from the platform's results of operations of $2.2 million and a tax benefit of $0.8 million in 2005.

*Net Income.* Net income declined to $5.8 million in 2006 from $12.9 million in 2005. This decline was driven by lower operating margins and was partially offset by a lower income tax rate as well as higher net interest and other income, as discussed previously.

***2005 Compared to 2004***

*Revenue.* Revenue declined 2.5% to $216.4 million in 2005 compared to 2004. This decline was driven by changes in revenue mix from our second largest client, declining business from a utility client and year-over-year revenue decline from our largest client. Revenue mix from our second largest client resulted in a reduction in revenue as volume shifted away from higher-margin, higher-priced services, such as wire line number portability (WLNP), towards lower-price, lower-margin services. We generated lower revenue year-over-year from our largest client, despite having experienced higher volume and revenue during the first three quarters of 2005. This overall decline in revenue was the result of a significant amount of volume in fourth quarter of 2004 that was billed at premium rates as this client merged with another company. As a result, our revenue from this client decreased year-over-year, despite increases in volume in 2005.

Offsetting these declines in revenue from 2004 to 2005 was an increase in volume on one of our larger clients. We began servicing this client late in 2004 and, as such, did not receive a full year of revenue from this client. In 2005, we provided services to this client for a full year and, by the end of 2005, had nearly doubled the number of service lines we provided to this client compared to 2004. Also offsetting the aforementioned year-over-year revenue declines was incremental revenue from new clients announced during the latter half of 2005.

*Cost of Services.* Cost of services increased $2.9 million, or 1.7%, to $167.2 million during 2005. Gross profit decreased $8.4 million to $49.1 million and gross margin declined from 25.9% to 22.7% during 2005, compared to the prior year. The decline in gross margin was attributable to the aforementioned revenue mix from our second largest client and premium pricing on services provided to our largest client during the fourth quarter of 2004, which realized a higher margin than services provided in 2005. In addition, we incurred additional costs associated with ramping new clients and opening a new site in Petersburg, Virginia, which became operational on January 5, 2006. The strengthening of the Canadian dollar versus the U.S. dollar also contributed to year-over-year margin decline, resulting in a $5.1 million negative impact on gross profit, as we incur certain expenses associated with our Canadian facilities in Canadian dollars while associated revenue is earned in U.S. dollars.

*Selling, General, and Administrative Expenses.* During the first quarter of 2005, we began implementing a cost realignment strategy aimed at bringing our fixed costs more in line with our operations. As a result, we decreased corporate headcount during 2005, but these savings were offset by approximately $1.2 million in severance expensed during the year. We also had a full year of fixed costs associated with three new call centers opened throughout 2004. These factors led to an increase in selling, general and administrative expense of $1.0 million, or 3.6%, in 2005 when compared to 2004.

*Operating Profit.* Operating profit declined approximately $9.4 million to $20.7 million during 2005 when compared to 2004 as a result of the factors discussed above. As a percent of revenue, operating profit declined from 13.6% in 2004 to 9.6% in 2005.

*Net Interest and Other Income.* Net interest and other income was $2.1 million lower in 2005 than in 2004 as we experienced lower income and gains from our investment portfolio in 2005. This was the result of a change in our investment policy and changing market conditions. Partially offsetting this decline was a gain from the sale of our Greeley East facility in the third quarter of 2005, which resulted in a gain of approximately $0.8 million.

*Income Tax Expense.* We experienced a year-over-year decrease in income tax expense of $4.6 million to $8.2 million in 2005. Our effective tax rate for the year declined from 37.9% in 2004 to 36.8% in 2005. This decline was driven by the positive effects of state tax return true-up activity and higher than normal work opportunity credits. A $0.6 million valuation allowance relating to capital loss carry-forwards that management does not believe will be offset by sufficient future capital gains partially offset the lower effective tax rate.

*Discontinued Operations.* On December 16, 2005, we completed the sale of our Supply Chain Management Services platform. Consequently, the results of operations from this segment have been reported as discontinued operations for all periods presented. In conjunction with the sale, we realized a $0.3 million gain and associated tax expense of $0.1 million in 2005. We also realized a loss from the platform's results of operations of $2.2 million and a tax benefit of $0.8 million in 2005. In 2004, we realized income from the platform's results of operations of $4.3 million and associated tax expense of $1.6 million.

On September 30, 2004, we sold StarTek Europe, Ltd. (StarTek Europe), our operating facility in the United Kingdom. As a result, the results of operations from this segment have been reported as discontinued operations in 2004 and all periods prior to its sale. In conjunction with the sale, we realized a loss of $2.3 million and a tax benefit of $0.9 million, in 2004. We also realized a loss from the operations of StarTek Europe of $1.8 million and a tax benefit of $0.6 million in 2004.

For a more complete description of both the sale of our Supply Chain Management Services platform and StarTek Europe, Ltd., please refer to Note 4 "Discontinued Operations," to our Consolidated Financial Statements, which are included at Item 15, *Exhibits and Financial Statement Schedules*, of this Form 10-K.

*Net Income.* Net income declined $8.1 million from $21.0 million in 2004 to $12.9 million in 2005. This decline was driven by decreases in gross profit, net interest and other income and discontinued operations as well as an increase in selling, general and administrative expense, partially offset by a lower effective tax rate.

**Liquidity and Capital Resources**

As of December 31, 2006, we had working capital of $65.7 million, which represented a decline of $6.3 million from December 31, 2005. This decline was caused by declines of $6.2 million in cash and cash equivalents and investments and $2.9 million in income tax receivable, partially offset by increases in accounts receivable during 2006. The decline in cash and cash equivalents and investments was primarily caused by capital expenditures made during the build-out of our three new call centers opened in 2006. Declines in income taxes receivable were the result of differences in estimated quarterly tax payments. The offsetting increase in accounts receivable was the result of a larger revenue base during 2006 and a longer days sales outstanding, as discussed below. Cash generated from operating activities was $18.9 million during 2006, compared to $45.5 million in 2005.

We have historically financed our operations, liquidity requirements, capital expenditures, and capacity expansion primarily through cash flows from operations, and to a lesser degree, through various forms of debt and leasing arrangements. In addition to funding basic operations, our primary uses of cash typically relate to capital expenditures to upgrade our existing information technologies and service offerings, investments in our facilities and, historically, the payment of dividends. We believe that cash flows from operations and cash provided by short-term borrowings, when necessary, will adequately meet our ongoing operating requirements and scheduled principal and interest payments on existing debt. Any significant future expansion of our business may require us to secure additional cash resources. Our liquidity could be significantly impacted by large cash requirements to expand our business or a decrease in demand for our services, particularly from any of our principal clients, which could arise from a number of factors, including, but not limited to, competitive pressures, adverse trends in the business process outsourcing market, industry consolidation, adverse circumstances with respect to the industries we service, and any of the other factors we describe more fully in the "Risk Factors" section of this item of our 2006 Form 10-K.

*Net Cash Provided by Operating Activities.* Net cash provided by operating activities declined $26.6 million during the year ended December 31, 2006, compared to 2005. This decline was attributable to a $7.1 million decline in net income, as discussed previously in "Management's Discussion and Analysis," and a $5.8 million increase in accounts receivable during 2006 compared to a $10.7 million decrease during 2005. In 2006, accounts receivable was higher due to a larger revenue base compared to the same period of 2005 resulting from the addition of multiple new clients since the first half of 2006. In addition, days sales outstanding increased from 64 days as of December 31, 2005, to 69 days as of December 31, 2006, primarily as a result of the timing of payments from a couple of our large clients.

*Net Cash Used in Investing Activities.* Net cash provided by investing activities was $2.6 million during 2006, compared to cash used in investing activities of $17.2 million in 2005. In 2006, we sold a large portion of our equity securities, the proceeds of which were used to help fund the build-out and subsequent ramp of three new call centers that were placed into service during the first two quarters of 2006. This generated net proceeds from investment dispositions of $22.4 million in 2006, compared to net purchases of investments of $7.8 million in 2005. During 2005, we were in the process of implementing a more conservative investing approach and therefore were transitioning the holdings in our portfolio under the transition provisions of this new policy. This, combined with the fact that we were investing more of our cash during 2005, led to higher net investment purchases in 2005 and therefore a higher cash usage with respect to investing. Subsequent to the build-out of our three new sites, we financed some of the equipment we purchased for these sites using a combination of two secured debt facilities, described more fully in the "Net Cash used in Financing Activities" and "Outstanding Debt" portions of this section.

Offsetting the increases in cash provided by investing activities was an additional $4.7 million in capital expenditures related to the build-out of our three new call center facilities opened in 2006 as well as a decline in proceeds from the disposition of property, plant and equipment.

During 2006, we used a significant amount of our capital expenditures for capacity expansion. In 2007, we plan to use our capital expenditures for continued information technology infrastructure improvements and development of new service offerings. We may use our capital expenditures towards further capacity expansion when and if it is needed. Our actual capital expenditures may vary depending on the infrastructure required in order to give quality service to our clients based on our continual assessment of capacity needs. We believe our existing facilities are adequate for our current operations, but additional capacity expansion, including opening additional facilities, may be required to support our future growth. While we strive to make the best use of the operating facilities we have, management intends to maintain a certain amount of excess capacity to enable us to readily provide for the needs of new clients and the increasing needs of existing clients.

*Net Cash Used in Financing Activities.* Net cash used in financing activities declined $20.6 million during 2006 when compared to 2005. This decline was driven by proceeds from borrowings and lower dividend payments during 2006 as well as higher debt principal repayments in 2005. In December 2006, we entered into two debt facilities: a Canadian dollar secured equipment loan and a secured promissory note. These debt facilities were meant to finance, and were secured by, assets placed at our three new call center sites opened during the first half of 2006. These debt facilities are described in more detail below. During the year ended December 31, 2006, we paid dividends of $1.11 per share, a decrease of $0.39 per share compared to the comparable dividend payments during the year ended December 31, 2005. In addition, in 2005, we had higher debt principal repayments due to repayments of amounts outstanding on our line of credit at the end of 2004.

*Outstanding Debt.* We currently have four debt facilities in use: a $10.0 million secured equipment loan, a $10.0 million unsecured revolving line of credit, a $9.6 million Canadian dollar secured equipment loan and a $4.9 million secured promissory note:

*$10.0 million Secured Equipment Loan.* Borrowings under the $10.0 million secured equipment loan bear interest at a fixed rate of 3.65% per annum. The loan is secured by certain furniture, telephone and computer equipment. As of December 31, 2006, we had $3.1 million outstanding under this loan.

*Line of Credit.* We also maintain a $10.0 million unsecured line of credit with Wells Fargo Bank, N.A. (the Bank) which we use to finance regular, short-term operating expenses. On June 29, 2005, we amended and renewed this agreement such that the last day under which the Bank will make advances under the line of credit will be June 30, 2007. Borrowings under this line of credit bear interest at either a fluctuating rate per annum that is 1% below the Prime Rate or at a fixed rate per annum determined by the Bank to be 1.5% above LIBOR. The interest rate on this facility was 7.25% as of December 31, 2006. Under this line of credit, we must generate net profit after tax of at least $1 on a rolling four-quarter basis, measured quarterly, and are not permitted to incur net losses in any two consecutive quarterly periods. We were required to hold a tangible net worth of $94.7 million at December 31, 2006, and at the close of each subsequent quarter, we are required to have a minimum tangible net worth equal to the minimum tangible net worth we were required to have at the end of the prior fiscal period plus 25% of net income (if positive). No amounts were outstanding under this line of credit as of December 31, 2006, and we were in compliance with all of our debt covenants related to this facility.

*Canadian Dollar Secured Equipment Loan.* On November 17, 2006, StarTek Canada Services, Ltd., one of our subsidiaries, borrowed approximately $9.6 million Canadian dollars from Wells Fargo Equipment Finance Company, Inc. These borrowings are guaranteed by StarTek, Inc. and our subsidiary, StarTek USA, Inc., and are secured by fixed assets and tenant improvements at certain of our Canadian facilities. Under the guarantee agreement, if StarTek Canada Services, Ltd. fails to pay its obligations under the loan agreement when due, the loan guarantors agree to punctually pay any indebtedness, along with interest and certain expenses incurred on behalf of Wells Fargo Equipment Finance Company, Inc. to enforce the guarantee, to Wells Fargo Equipment Finance Company, Inc. The loan will be repaid in 48 monthly installments of $225 thousand, which reflects an implicit annual interest rate of 5.77%. We may elect to prepay amounts due under this loan provided that we notify Wells Fargo Equipment Finance Company, Inc. at least 30 days prior in writing and that we pay a prepayment premium, as stipulated in the loan agreement. This agreement and the related guarantee have been incorporated by reference to this Form 10-K as Exhibits 10.74 and 10.75, respectively. As of December 31, 2006, we had $9.4 million Canadian ($8.1 million U.S.) outstanding under this loan.

*Secured Promissory Note.* On November 17, 2006, our subsidiary, StarTek USA, Inc., borrowed approximately $4.9 million from Wells Fargo Equipment Finance, Inc. The loan will be repaid with interest in 48 monthly installments of $115 thousand. The borrowings bear interest at an annual rate of 6.38% and are secured by fixed assets and tenant improvements at certain of our U.S. facilities. The borrowings may be repaid early without penalty. The promissory note and related guarantee have been incorporated by reference to this Form 10-K as Exhibits 10.76 and 10.77, respectively. As of December 31, 2006, approximately $4.8 million was outstanding under this note. The promissory note is guaranteed by StarTek, Inc. and our subsidiary, StarTek Canada Services, Ltd. Under the guarantee agreement, if StarTek USA, Inc. fails to pay its obligations under the loan agreement when due, the guarantors agree to full and prompt payment of each and every debt, liability and obligation of every type and description that StarTek USA, Inc. may now or in the future owe.

*Dividend Information.* On January 22, 2007, our board of directors announced it would not declare a quarterly dividend on our common stock in the first quarter of 2007, making the dividend paid in November 2006 the last quarterly dividend that will be paid in the foreseeable future. We plan to invest in growth initiatives in lieu of paying dividends. We had been paying quarterly dividends since August of 2003.

***Contractual Obligations.*** Other than operating leases for certain equipment and real estate and commitments to purchase goods and services in the future, in each case as reflected in the table below, we have no off-balance sheet transactions, unconditional purchase obligations or similar instruments and we are not a guarantor of any other entities' debt or other financial obligations, other than the Canadian Dollar Secured Equipment Loan and the Secured Promissory Note, as described previously. The following table presents a summary, by period, of the future contractual obligations and payments we have entered into as of December 31, 2006:

| | Less Than One Year | One to Three Years | Four to Five Years | More than Five Years | Total |
|---|---|---|---|---|---|
| Long-term debt, including current portion (1) | $ 5,654 | $ 7,025 | $ 3,289 | $ - | $ 15,968 |
| Operating leases (2) | 3,905 | 7,084 | 5,588 | 2,095 | 18,672 |
| Purchase obligations (3) | 5,966 | 2,324 | - | - | 8,290 |
| Total contractual obligations | $ 15,525 | $ 16,433 | $ 8,877 | $ 2,095 | $ 42,930 |

(1) Long-term debt consists of our $10.0 million 3.65% fixed rate equipment loan, our Canadian dollar secured equipment loan and our secured promissory note as discussed above, and debt associated with our Greeley North facility, which is forgiven at a rate of $26 thousand per year as long as we remain in the facility. For a more complete description of these debt instruments, please see Note 7, "Debt," to our Consolidated Financial Statements, which are included at Item 15, *Exhibits and Financial Statement Schedules*, of this Form 10-K

(2) We lease facilities and equipment under various non-cancelable operating leases. Included in these totals are the expected future lease payments related to our facility in Petersburg, Virginia, where we terminated approximately 300 employees in January 2007 due to one of our clients' reduction in call volume. We anticipate utilizing the facility as a location for new business.

(3) Purchase obligations include commitments to purchase goods and services that in some cases may include provisions for cancellation.

*Other Factors Impacting Liquidity.* Effective November 4, 2004, our board of directors authorized purchases of up to $25 million of our common stock. The repurchase program will remain in effect until terminated by the board of directors and will allow us to repurchase shares of our common stock from time to time on the open market, in block trades and in privately-negotiated transactions. Repurchases will be implemented by the Chief Financial Officer consistent with the guidelines adopted by the board of directors from time to time and will depend on market conditions and other factors. Any repurchased shares will be made in accordance with SEC rules. We have not yet repurchased any shares pursuant to this board authorization.

Our business currently has a high concentration on a few principal clients. The loss of a principal client and/or changes in timing or termination of a principal client's product launch or service offering would have a material adverse effect on our business, liquidity, operating results, and financial condition. These client relationships are further discussed in the section entitled "Risk Factors" in this section and in Note 8 "Principal Clients," to our Consolidated Financial Statements, which are included at Item 15, *Exhibits and Financial Statement Schedules*, of this Form 10-K. To limit our credit risk, management from time to time will perform credit evaluations of our clients. Although we are directly impacted by the economic conditions in which our clients operate, management does not believe substantial credit risk existed as of December 31, 2006.

Although management cannot accurately anticipate effects of domestic and foreign inflation on our operations, management does not believe inflation has had, or is likely in the foreseeable future to have, a material adverse effect on our results of operations or financial condition.

**Variability of Operating Results**

Our business has been seasonal only to the extent that our clients' marketing programs and product launches are geared toward the holiday buying season. For 2007, we anticipate lower variations in quarterly revenue than has historically been the case. However, we have experienced and expect to continue to experience some quarterly variations in revenue and operating results due to a variety of factors, many of which are outside our control, including: (i) timing and amount of costs incurred to expand capacity in order to provide for volume growth from existing and future clients; (ii) changes in the volume of services provided to principal clients; (iii) expiration or termination of client projects or contracts; (iv) timing of existing and future client product launches or service offerings; (v) seasonal nature of certain clients' businesses; and (vi) cyclical nature of certain high technology clients' businesses.

**Critical Accounting Estimates**

Our discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of our financial statements require us to make estimates that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We base our accounting estimates on historical experience and other factors that we believe to be reasonable under the circumstances. However, actual results may vary from these estimates due to factors beyond our control or due to changes in these assumptions or conditions. We have discussed the development and selection of critical accounting policies and estimates with our Audit Committee. The following is a summary of our critical accounting policies and estimates we make in preparing our consolidated financial statements:

**Revenue Recognition**

We invoice our business process outsourcing services clients monthly in arrears and recognize revenue for such services when completed. For substantially all of our contractual arrangements for business process outsourcing services, we recognize revenue based either on the billable hours or minutes of each customer service representative, at rates provided in the client contract, or on a rate-per-transaction basis. The contractual rates can fluctuate based on our performance against certain pre-determined criteria related to quality and performance. Additionally, some clients are contractually entitled to penalties when we are out of compliance with certain quality and/or performance obligations defined in the client contract. Such penalties are recorded as a reduction to revenue as incurred based on a measurement of the appropriate penalty under the terms of the client contract.

The provision of business process outsourcing services to our clients generally does not involve multiple elements in the context of Emerging Issues Task Force ("EITF") Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." We provide initial training to customer service representatives upon commencement of new business process outsourcing services contracts and recognize revenues for such training as the services are provided based upon the production rate (i.e., billable hours and rates related to the training services as stipulated in our contractual arrangements). Accordingly, the corresponding training costs, consisting primarily of labor and related expenses, are recognized as incurred. Likewise, some client contracts stipulate that we are entitled to bonuses should we meet or exceed these predetermined quality and/or performance obligations. These bonuses are recognized as incremental revenue in the period in which they are earned.

Prior to the sale of our supply chain management services platform, substantially all of our contractual arrangements with supply chain management services clients were based on the volume, complexity and type of components involved in the handling of our clients' products. We invoiced our supply chain management services clients upon shipment and recognized revenues on a gross basis in accordance with EITF Issue No. 99-19, "Reporting Revenue Gross as a Principal vs. Net as an Agent," when such services were completed and the related goods were shipped.

**Impairment of Long-Lived Assets**

We periodically, on at least an annual basis, evaluate potential impairments of our long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." When we determine that the carrying value of long-lived assets may not be recoverable based upon the existence of one or more indicators of impairment, we evaluate the projected undiscounted cash flows related to the assets. If these cash flows are less than the carrying values of the assets, we measure the impairment based on the excess of the carrying value of the long-lived asset over the long-lived asset's fair value. We recognized no impairment losses on assets held for use during the years ended December 31, 2006, 2005, or 2004.

**Investments**

We have historically invested in investment grade corporate bonds, convertible bonds, mutual funds, commercial paper, various forms of equity securities, option contracts, non-investment grade bonds, and alternative investment partnerships. These investments are classified as trading securities, investments held to maturity or investments available for sale, based on our intent at the date of purchase. Trading securities are liquid investments bought principally for selling in the near term. Debt securities that we have both the intent and ability to hold to maturity are classified as held to maturity. All other investments not deemed to be trading or held to maturity securities are classified as investments available for sale.

We amended our investment policy in October 2006. Under the new policy, we may invest in certain US Government and government-sponsored securities, repurchase agreements, option contracts, investment grade corporate obligations, corporate debt securities, municipal securities, mortgage-backed securities, money market and mutual funds, subject to the terms of the new policy. The Chief Financial Officer is responsible for oversight of the investment portfolio.

Trading securities and investments available for sale are carried at their respective fair market values. Fair market values are determined by the most recently traded price of the security or underlying investment at the balance sheet date. Due to the potential limited liquidity of some of these financial instruments, the most recently traded price may be different from the value that might be realized if we were to sell or close out the transactions. We do not believe such differences are substantial to our results of operations, financial condition, or liquidity. Temporary changes in the fair market value of investments available for sale are reflected in stockholders' equity. Changes in the fair market value of trading securities are reflected in net interest and other income. As of December 31, 2006, we did not hold any trading or held-to-maturity investments.

We exercise judgment in periodically evaluating investments for impairment. Investments are evaluated for other-than-temporary impairment in accordance with the provisions of EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." We consider factors such as market conditions, the industry sectors in which the issuer of the investment operates, the viability and prospects of each entity, and the length of time that fair value has been less than cost. A write-down of the related investment is recorded and is reflected as a loss on impaired investment when an impairment is considered other-than-temporary. No investments were determined to be other-than-temporarily impaired during 2006 or 2005. During 2006, we recovered cash from an investment that had previously been written off. This cash recovery is more fully described in Note 9 "Net Interest and Other Income," to our Consolidated Financial Statements, included in Item 15, "*Exhibits and Financial Statement Schedules.*"

**Income Taxes**

We account for income taxes using the liability method as prescribed by SFAS No. 109, *Accounting for Income Taxes.* Deferred income taxes reflect net effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. We are subject to foreign income taxes on our foreign operations. We are required to estimate our income taxes in each jurisdiction in which we operate. This process involves estimating our actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items for tax and financial reporting purposes. The tax effects of these temporary differences are recorded as deferred tax assets or deferred tax liabilities. Deferred tax assets generally represent items that can be used as a tax deduction or credit in our tax return in future years for which we have already recorded the expense in our financial statements. Deferred tax liabilities generally represent tax items that have been deducted for tax purposes, but have not yet been recorded as expenses in our financial statements.

We believe our deferred tax assets other than those that carry a valuation allowance will be realized through the reversal of our existing temporary differences and the execution of available tax planning strategies. Additional valuation allowances may be required if we are unable to execute our tax planning strategies or generate future taxable income. The valuation allowance that has been established will be maintained until there is sufficient positive evidence to conclude that it is more likely than not that the related deferred tax assets will be realized. When sufficient positive evidence occurs, our income tax expense will be reduced to the extent we decrease the amount of our valuation allowance. The increase or reversal of all or a portion of our tax valuation allowance could have a significant negative or positive impact on future earnings.

**Accrued Health Insurance**

On January 1, 2006, all of our employees in the United States that were categorized as "exempt" under the Fair Labor Standards Act (FLSA) initiated coverage under a fully-insured health care insurance plan and our employees categorized as "non-exempt" under FLSA initiated coverage under a self-insured plan. Accordingly, as of December 31, 2006, we had accrued $75 thousand related to these plans. Our actual liability under these plans may differ significantly from this estimate. We have stop-losses at both an individual and corporate level which limit our total exposure on these plans. During 2005, our employee health care insurance coverage was managed under a self-insured plan for all of our employees in the United States that were categorized as "exempt." Also during 2005, our employee health care insurance for all "non-exempt" employees in the United States was managed under a limited medical liability fully-insured plan. As of December 31, 2005, our liability balance of $462 thousand reflected an estimate of the liability amount that we considered to be appropriate given industry statistics, our employee base, expert opinion and management judgment.

**Risk Factors**

***Over 70% of our revenue in the past several years has been received from our two largest clients. The loss or reduction in business from any of these clients would adversely affect our business and results of operations.***

The following table represents revenue concentration of our principal clients:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 [1] | 2004 [1] |
| AT&T Inc. (formerly Cingular Wireless, LLC and AT&T Corp.) | 52.7% | 63.6% | 63.5% |
| T-Mobile | 21.2% | 23.9% | 28.0% |

[1] 2004 and 2005 data has been adjusted from amounts previously reported due to the merger of two of our clients, AT&T and Cingular. 2004 data has also been adjusted as a result of the sale of our Supply Chain Management platform in 2005, as discussed in Note 4 "Discontinued Operations," to our Consolidated Financial Statements, included in Item 15, "*Exhibits and Financial Statement Schedules.*"

The loss of a principal client, a material reduction in the amount of business we receive from a principal client, or the loss, delay or termination of a principal client's product launch or service offering would adversely affect our business, revenue and operating results. We may not be able to retain our principal clients or, if we were to lose any of our principal clients, we may not be able to timely replace the revenue generated by the lost clients. Loss of a principal client could result from many factors, including consolidation or economic downturns in our clients' industries, as discussed further below. A significant portion of our contract with AT&T (formerly Cingular Wireless, LLC) expires on May 31, 2007, pursuant to an extension agreement signed on December 21, 2006, which is included in this Form 10-K as Exhibit 10.86. We are working diligently to negotiate a renewal of this contract; however, if the contract is not ultimately renewed, it would have a material adverse effect on our results of operations and financial condition. Our contract with T-Mobile expires on August 1, 2007. We expect to negotiate a renewal of this contract, however, if this contract is not ultimately renewed, it would have a material adverse effect on our results of operations and financial condition. Our General Agreement with AT&T Corp. expires December 31, 2007. Two Orders under that General Agreement expire March 31, 2007 and another Order expires June 30, 2007. We expect to negotiate renewals, however, if this contract or any order under this contract is not ultimately renewed, it would have a material adverse effect on our results of operations and financial condition.

The future revenue we generate from our principal clients may decline or grow at a slower rate than expected or than it has in the past. In the event we lose any of our principal clients or do not receive call volumes anticipated from these clients, we may suffer from the costs of underutilized capacity because of our inability to eliminate all of the costs associated with conducting business with that client, which could exacerbate the effect that the loss of a principal client would have on our operating results and financial condition. For example, there are no guarantees of volume under the recently extended contract with AT&T Inc. Likewise, the current contract provides for a tiered incentive pricing structure that provides for lower pricing at higher volumes. Additional productivity gains will be necessary to offset the negative impact that lower per-minute revenue at higher volume levels will have on our margins in future periods.

***Our client base is concentrated in the communications industry, which has recently experienced consolidation trends. As our clients' businesses change as a result of merger and acquisition activity, there is no guarantee that the newly formed companies will continue to use our services.***

Consolidation in the communications industry may decrease the potential number of buyers for our services. Likewise, there is no guarantee that the acquirer of one of our clients will continue to use our services after the consolidation is completed. We are particularly vulnerable on this issue given the relatively few significant clients we currently serve and the concentration of these clients in the telecommunications industry. For example, in late 2006, our client, Cingular Wireless, LLC, completed its merger with another of our clients, AT&T Inc., thereby further concentrating our revenue base. In December 2006, we signed a statement of work which renewed a portion of our business with Cingular Wireless, LLC and in March, 2007, we signed an extension pertaining to the previous contract with Cingular Wireless, LLC which extends that contract until May 31, 2007. There can be no assurance that the newly merged AT&T Inc. businesses will continue to use our services in the future, nor are there any assurances that Cingular Wireless, LLC will sign an extension for the portion of our contract that expires on May 31, 2007. If we lose principal clients or our service volumes decrease as a result of principal clients being acquired, our business, financial condition and results of operations would be adversely affected. Our General Agreement with AT&T Corp. expires December 31, 2007. Two Orders under that General Agreement expire March 31, 2007 and another Order expires June 30, 2007. We expect to negotiate renewals, however, if this contract or any order under this contract is not ultimately renewed, it would have a material adverse effect on our results of operations and financial condition.

***Our client base is concentrated in the communications industry and our strategy partially depends on a trend of communications companies continuing to outsource non-core services. If the communications industry suffers a downturn or the trend toward outsourcing reverses, our business will suffer.***

Our current clients are almost exclusively communications companies, which includes companies in the wireline, wireless, cable and broadband lines of business. Over 95% of our revenue in 2006 was concentrated in the telecommunications industry. Our business and growth is largely dependent on continued demand for our services from clients in this industry and other industries we may target in the future, and on trends in those industries to purchase outsourced services. A general and continuing economic downturn in the telecommunications industry or in other industries we target, or a slowdown or reversal of the trend in these industries to outsource services we provide, could adversely affect our business, results of operations, growth prospects, and financial condition.

***We have experienced significant management turnover and need to recruit additional management personnel.***

On January 5, 2007, A. Laurence Jones was appointed President, Chief Executive Officer and Interim Chief Financial Officer as a successor to our former Chief Executive Officer, Steven D. Butler. In December 2006, our Chief Financial Officer, Rodd E. Granger, resigned. A search is currently underway to hire a new Chief Financial Officer. In addition, we are seeking to build a well-rounded management team to help execute on our future growth plans. Competition for qualified management personnel is intense and we cannot be assured that we will be able to recruit suitable candidates for all of these positions.

High turnover of senior management can adversely impact our stock price, our results of operations and our client relationships and may make recruiting for future management positions more difficult. In some cases, we may be required to pay significant amounts of severance to terminated management employees. In addition, we must successfully integrate any new management personnel that we hire within our organization in order to achieve our operating objectives, and changes in other key management positions may temporarily affect our financial performance and results of operations as new management becomes familiar with our business. Accordingly, our future financial performance will depend to a significant extent on our ability to motivate and retain key management personnel.

***If we are not able to hire and retain qualified employees, our ability to service our existing customers and retain new customers will be adversely affected.***

Our success is largely dependent on our ability to recruit, hire, train, and retain qualified employees. Our business is labor intensive and, as is typical for our industry, continues to experience high personnel turnover. Our operations, especially our technical support and customer care services, generally require specially trained employees. During 2006, we experienced a high rate of employee turnover, which, in turn, increased our recruiting and training costs and decreased our operating efficiency, productivity and ability to fully respond to client demand, thereby adversely impacting our results of operations during the year. Some of this turnover can be attributed to the fact that we compete for labor not only with other call centers, but also with other similar-paying jobs including retail, oil and gas industry labor, food service, etc. As such, improvements in the local economies in which we operate can adversely affect our ability to recruit agents in those locations. Further increases in employee turnover or failure to effectively address and remedy these high attrition rates would have an adverse affect on our results of operations and financial condition.

The addition of new clients or implementation of new projects for existing clients may require us to recruit, hire, and train personnel at accelerated rates. We may not be able to successfully recruit, hire, train, and retain sufficient qualified personnel to adequately staff for existing business or future growth, particularly if we undertake new client relationships in industries in which we have not previously provided services. Because a substantial portion of our operating expenses consists of labor-related costs, labor shortages or increases in wages (including minimum wages as mandated by the U.S. federal government, employee benefit costs, employment tax rates, and other labor related expenses) could cause our business, operating profits, and financial condition to suffer. Some of our Canadian employees have attempted to organize a labor union, which, if successful, could further increase our recruiting and training costs and could decrease our operating efficiency and productivity.

***Our operating costs may increase as a result of higher labor costs.***

During the past economic downturns, we, like a number of companies in our industry, sought to limit our labor costs by limiting salary increases and payment of cash bonuses to our employees. During 2006, the local economies in some of the locations in which we operate experienced growth, thereby requiring us to increase labor rates at our facilities to remain competitive within the local economies. If the current economic upturn in the United States continues or accelerates, we may need to further increase salaries or otherwise compensate our employees at higher levels in order to remain competitive and avoid losing personnel. Likewise, in February 2007, the U.S. Congress was in the process of crafting a bill to increase the Federal Minimum wage. Higher salaries or other forms of compensation are likely to increase our cost of operations, and if such cost increases are not more than offset by increased revenue they will adversely affect our financial results. Some of our Canadian employees have attempted to organize a labor union, which if successful could further increase our recruiting and training costs and could decrease our operating efficiency and productivity.

***We may need to add specialized sales personnel in order to grow our business. We may have difficulty recruiting candidates for these positions.***

Our future growth depends on our ability to initiate, develop and maintain new client relationships, as well as our ability to maintain relationships with our existing principal clients. To generate opportunities for new business from existing clients as well as obtain new clients, we may need to recruit specialized sales and marketing staff and introduce new products and services. If we are unable to recruit and retain sales people with the specialized skills and knowledge needed to attract new business, we will not be able to diversify our revenue base or increase our revenues. We believe that specialized sales personnel may be difficult to identify and recruit away from their present positions.

***We face considerable pricing pressure in our business, and if we are not able to continually increase our productivity our gross margins and results of operations will be adversely affected.***

Our strategy depends in part on our ability to continually increase the productivity level we are able to achieve. We face significant price pressure arising from our clients' desire to decrease their operating costs, and from other competitors operating in our targeted markets. Price pressure may be more pronounced during periods of economic uncertainty. In addition, our contract with our largest customer currently contains a tiered pricing structure, under which pricing declines as service volumes increase, and this has created increased pricing pressures in recent years. Accordingly, our ability to maintain our operating margins depends on the success of our efforts to improve our productivity and to reduce our operating costs. If we are not able to achieve sufficient improvements in productivity to adequately compensate for decreases in the prices we can charge for our services, our results of operations will be adversely affected.

***Our operating results may be adversely affected if we are unable to maximize our facilities capacity utilization.***

Our profitability is influenced by our facilities capacity utilization. The majority of our business involves technical support and customer care services initiated by our clients' customers, and as a result our capacity utilization varies and demands on our capacity are, to some degree, beyond our control. We have experienced periods of idle capacity, including excess capacity during the past few years from opening new facilities where forecasted volume levels did not materialize. In addition, we have experienced, and in the future may experience, idle peak period capacity when we open a new facility or terminate or complete a large client program. These periods of idle capacity may be exacerbated if we expand our facilities or open new facilities in anticipation of new client business, because we generally do not have the ability to require a client to enter into a long-term contract or to require clients to reimburse us for capacity expansion costs if they terminate their relationship with us or do not provide us with anticipated service volumes. From time to time, we assess the expected long-term capacity utilization of our facilities. Accordingly, we may, if deemed necessary, consolidate or close under-performing facilities in order to maintain or improve targeted utilization and margins. There can be no assurance that we will be able to achieve or maintain optimal facilities capacity utilization.

***We may not collect on a $740 thousand note receivable due from the purchasers of our Supply Chain Management Services platform.***

On December 16, 2005, we sold our Supply Chain Management Services platform. In connection with the transaction, we accepted a 5-year unsecured $740 thousand note. The terms of the note call for the buyer to make quarterly interest payments to us at a fixed rate of 7% per annum for the first two years of the note. Thereafter, the buyer must pay us interest plus set principal amounts, in accordance with the terms of the note, with the entire balance due on or before December 16, 2010. The buyer of the Supply Chain Management Services platform is a startup company that commenced operations when the platform was purchased from us. Management actively monitors activity related to this note receivable and regularly assesses the collectibility of the principal and interest payments due. Currently, no allowance has been created to reserve for uncollectible amounts of this note receivable. If, in the future, we must create an allowance or write off uncollectible amounts of this loan, it could have a material effect on our results of operations.

***We are currently carrying a significant amount of capital loss carry-forwards for tax purposes. If we are not able to generate sufficient gains to offset these losses, our financial results may be adversely affected.***

In the past, our investment activities generated capital losses which we are allowed to carry forward and offset against future capital gains for up to five years. As of December 31, 2006, gross capital loss carry-forwards due to expire were as follows: $54 thousand in 2007, $3.9 million in 2008, $444 thousand in 2009 and $322 thousand in 2010. We currently hold no tax-basis valuation allowances against these capital loss carry-forwards. If we are unable to generate sufficient capital gains to offset these capital loss carry-forwards, our results of operations could be adversely affected.

***We and some of our former management employees are the subject of a class action lawsuit. The defense and ultimate outcome of these allegations could negatively affect our future operating results.***

We and six of our present and former directors and officers have been named as defendants in West Palm Beach Firefighters' Pension Fund v. StarTek, Inc., et al. (U.S. District Court, District of Colorado) filed on July 8, 2005, and John Alden v. StarTek, Inc., et al. (U.S. District Court, District of Colorado) filed on July 20, 2005. Those actions have been consolidated by the federal court. The consolidated action is a purported class action brought on behalf of all persons (except defendants) who purchased shares of our common stock in a secondary offering by certain of our stockholders in June 2004, and in the open market between February 26, 2003, and May 5, 2005 (the "Class Period"). The consolidated complaint alleges that the defendants made false and misleading public statements about us and our business and prospects in the prospectus for the secondary offering, as well as in filings with the SEC and in press releases issued during the Class Period, and that the market price of our common stock was artificially inflated as a result. The complaints allege claims under Sections 11 and 15 of the Securities Act, and under Sections 10(b) and 20(a) of the Exchange Act. The plaintiffs in both cases seek compensatory damages on behalf of the alleged class and award of attorneys' fees and costs of litigation. We believe we have valid defenses to the claims and intend to defend the litigation vigorously. On May 23, 2006, we and the individual defendants moved the court to dismiss the action in its entirety. Two stockholder derivative lawsuits related to these aforementioned claims were also filed against various of our present and former officers and directors on November 16, 2005, and December 22, 2005, alleging breach of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets, and unjust enrichment. The derivative actions, which have been consolidated, name us as a nominal defendant. On April 18, 2006, we and the individually named defendants filed a motion to dismiss the derivative actions.

It is not possible at this time to estimate the possibility of a loss or the range of potential losses arising from these claims. We may, however, incur material legal fees with respect to our defense of these claims. The claims have been submitted to the carriers of our executive and organization liability insurance policies. The policies have primary and excess coverage that we believe will be adequate to defend this case and are subject to a retention for securities claims. These policies provide that we are responsible for the first $1.0 million in legal fees. As of March 1, 2007, we had incurred legal fees related to these suits of more than 90% of our $1.0 million deductible.

We have been involved from time to time in other litigation arising in the normal course of business, none of which is expected by management to have a material adverse effect on our business, financial condition or results of operations.

***We generate revenue based on the demand for, and inquiries generated by, our clients' products and services. If our clients' products and services are not successful or do not generate the anticipated call volumes, our revenue and results of operations will be adversely affected.***

In substantially all of our client relationships, we generate revenue based, in large part, on the amount of products and services demanded by our clients' customers. The amount of our revenue also depends on the number and duration of customer inquiries. Consequently, the amount of revenue generated from any particular client is dependent upon consumers' interest in and use of that client's products or services. In addition, if the reliability of our customers' products or services increases as a result of technological improvements, the volume of calls that we service may be reduced. If customer interest in or increased reliability of any products or services offered by our clients and for which we provide outsourced services result in reduced service volumes, our revenue would be diminished. StarTek utilizes forecasts made by our clients based on demand from their customers. If the actual call volumes are materially different than the forecasted volumes, our financial results could be adversely affected.

In 2006, we expanded our capacity to include three new facilities in response to new client contracts garnered during the latter half of 2005. As business associated with these new clients and additional facilities ramped, we experienced excess capacity and incurred additional costs as we worked towards bringing these facilities to normal operational levels. In January 2007, we announced that we would be closing our site in Petersburg, Virginia due to reduced client demand in that facility. If client demand declines, we would not leverage our fixed costs as effectively, which would have a material adverse effect on our results of operations and financial condition.

***Our contracts generally do not contain minimum purchase requirements and can generally be terminated by our customers on short notice without penalty.***

We enter into written agreements with each client for our services. We seek to sign multi-year contracts with our clients, however these contracts generally permit termination upon 30 to 90 days notice by our clients; do not designate us as our clients' exclusive outsourced services provider; do not penalize our clients for early termination; hold us responsible for work performed that does not meet pre-defined specifications; and do not contain minimum purchase requirements or volume commitments. Accordingly, we face the risk that our clients may cancel contracts we have with them, which may adversely affect our results. In addition, contracts currently in place with our two largest clients expire during 2007 and we cannot guarantee that they will be extended or renewed. If a principal client cancelled or did not renew their contract with us, our results would suffer. In addition, because the amount of revenue generated from any particular client is generally dependent on the volume and activity of our clients' customers, as described above, our business depends in part on the success of our clients' products. The number of customers who are attracted to the products of our clients may not be sufficient or our clients may not continue to develop new products that will require our services, in which case it may be more likely for our clients to terminate their contracts with us. Moreover, clients who may not terminate their contacts with us without cause could generally reduce the volume of services they outsource to us, which would have an adverse effect on our revenue, results of operations, and overall financial condition.

***Our existing and potential clients are currently decreasing the number of vendors they are using to outsource their business process services. If we lose more business than we gain as a result of this vendor consolidation, our business and results of operations will be adversely affected.***

Our existing clients and a number of clients we are currently targeting have begun to decrease the number of firms they rely on to outsource their business process outsourced services. We believe these clients are taking this action in order to increase accountability and decrease their costs. If this consolidation results in us losing one or more of our clients, our business and results of operations will be adversely affected. In addition, this consolidation could make it more difficult for us to secure new clients, which could limit our growth opportunities.

***If we do not effectively manage our growth or control costs related to growth, our results of operations will suffer.***

We intend to grow our business by increasing the number of services we provide to existing clients, by expanding our overall client base and, in the future, through mergers and acquisitions activity. Growth could place significant strain on our management, employees, operations, operating and financial systems, and other resources. To accommodate significant growth we would be required to open additional facilities, expand and improve our information systems and procedures and hire, train, motivate, and manage a growing workforce, all of which would increase our costs. Our systems, facilities, procedures, and personnel may not be adequate to support our future operations. Further, we may not be able to maintain or accelerate our current growth, effectively manage our expanding operations, or achieve planned growth on a timely and profitable basis. During the last few years, we incurred costs related to excess capacity as we opened new facilities to accommodate for volume levels that did not materialize. As a result, our operating profits declined and our stock price was adversely impacted. If we are unable to manage our growth efficiently or if growth does not occur, our business, results of operations, and financial condition could suffer.

***Failure to implement technological advancements could make our services less competitive.***

Technologies that our clients or competitors already possess or may in the future develop or acquire may decrease the costs or increase the efficiency of services with which we compete. We believe that to remain competitive we must continue to invest in technology to be able to compete for new business and maintain service levels for clients..We may not be able to develop and market any new services that use or effectively compete with existing or future technologies, and any such services may not be commercially successful. Furthermore, our competitors may have greater resources to devote to research and development than we do, and accordingly may have an ability to develop and market new technologies with which we are not able to successfully compete.

***Our markets are highly competitive. If we do not compete effectively, we may lose our existing business or fail to gain new business.***

The markets in which we operate are highly competitive and we expect competition to persist and intensify in the future. We view in-house operations of our existing and potential clients to be our most significant competitor. Many of our clients or potential clients have in-house capabilities enabling them to perform some or all of the services we provide. Our performance and growth could be impeded if clients or potential clients decide to shift to their in-house operations services they currently outsource, or if potential clients retain or increase their in-house capabilities.

We anticipate that competition from low-cost, offshore providers of outsourced services will continue to increase in the future and that such providers will remain an important competitor group. A number of our competitors have or may develop greater name recognition or financial and other resources than we have. Similarly, additional competitors with greater name recognition and resources may enter the markets in which we operate. Some competitors may offer a broader suite of services than we do, which may result in potential clients consolidating their use of outsourced services with our competitors rather than using our services. Competitive pressures from current or future competitors could also result in substantial price erosion, as discussed below, which could adversely affect our revenue, margins, and financial condition.

***Our operations in Canada subject us to the risk of currency exchange fluctuations.***

Because we conduct a material portion of our business in Canada, we are exposed to market risk from changes in the value of the Canadian dollar. Material fluctuations in exchange rates impact our results though translation and consolidation of the financial results of our foreign operations, and therefore may negatively impact our results of operations and financial condition. Our results of operations have been negatively impacted by the increase in the value of the Canadian dollar in relation to the value of the U.S. dollar during 2006, 2005 and 2004 because we have contracts wherein the revenue we earn is denominated in U.S. dollars yet the costs we incur to fulfill our obligations under those contracts are denominated in Canadian dollars. During 2006, 2005 and 2004, we engaged in limited hedging activities relating to our exposure to such fluctuations in the value of the Canadian dollar versus the U.S. dollar. We intend to continue hedging activities in 2007. However, currency hedges do not and will not eliminate our exposure to fluctuations in the Canadian dollar. The exchange rate impact of the weakening U.S. dollar on our results of operations during 2006, 2005 and 2004 was $3.9, $5.1 and $5.3 million, respectively, net of hedges. Further increases in the value of the Canadian dollar or currencies in other foreign markets in which we may operate in relation to the value of the U.S. dollar would further increase such costs and adversely affect our results of operations.

***We face risks inherent in conducting business in Canada.***

Our operations in Canada accounted for 42.7% of our revenue in 2006, 43.7% of our revenue in 2005, and 50.4% of our revenue in 2004. There are risks inherent in conducting business internationally, including competition from local businesses or established multinational companies, who may have firmly established operations in particular foreign markets giving them an advantage regarding labor and material costs; potentially longer working capital cycles; unexpected changes in foreign government programs, policies, regulatory requirements, and labor laws; and difficulties in staffing and effectively managing foreign operations. One or more of these factors may have an impact on our international operations. Our lack of significant international operating experience may result in any of these factors impacting us to a greater degree than they impact our competitors. To the extent one or more of these factors impact our international operations, it could adversely affect our business, results of operations, growth prospects, and financial condition as a whole.

***Our lack of a significant international presence outside of North America may adversely affect our ability to serve existing customers or limit our ability to obtain new customers.***

Although we currently conduct operations in Canada, we do not have a significant international presence. This lack of international operations outside of North America could adversely affect our business if one or more of our customers decide to move their existing business process outsourcing services offshore. Our lack of a significant international presence outside of North America may also limit our ability to gain new clients who may require business process service providers to have this flexibility.

The movement of business process outsourcing services to other countries has been extensively reported by the press. Most analysts continue to believe that many outsourced services will continue to migrate to other countries with lower wages than those prevailing in the United States. Accordingly, unless and until we develop additional international operations outside of North America, we may be competitively disadvantaged compared to a number of our competitors who have already devoted significant time and money to operating offshore. If we decide to open facilities in or otherwise expand into additional countries, we may not be able to successfully establish operations in the markets that we target.

***Our largest stockholder has the ability to significantly influence corporate actions.***

A. Emmet Stephenson, Jr., one of our co-founders, owned approximately 22.5% of our outstanding common stock as of March 1, 2007. Mr. Stephenson's spouse also owns shares of our common stock. Under an agreement we have entered into with Mr. Stephenson, so long as Mr. Stephenson, together with members of his family, beneficially owns 10% or more but less than 30% of our outstanding common stock, Mr. Stephenson will be entitled to designate one of our nominees for election to the board. In addition, our bylaws allow that any holder of 10% or more of our outstanding common stock may call a special meeting of our stockholders. The concentration of voting power in Mr. Stephenson's hands and the control Mr. Stephenson may exercise over us as described above may discourage, delay or prevent a change in control that might otherwise benefit our stockholders.

***Our stock price has been volatile and may decline significantly and unexpectedly.***

The market price of our common stock has been volatile and could be subject to wide fluctuations in response to quarterly variations in our operating results, changes in management, our success in implementing our business and growth strategies, announcements of new contracts or contract cancellations, announcements of technological innovations or new products and services by us or our competitors, changes in financial estimates by securities analysts, the perception that significant stockholders may sell or intend to sell their shares or other events or factors we cannot currently foresee. We are also subject to broad market fluctuations wherein the market prices of equity securities of many companies experience substantial price and volume fluctuations that have often been unrelated to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of our common stock. Additionally, because our common stock trades at relatively low volume levels, any change in demand for our stock can be expected to substantially influence market prices thereof. The trading price of our stock varied from a low of $10.83 to a high of $24.50 during 2006.

***Geopolitical military conditions, including terrorist attacks and other acts of war, may materially and adversely affect the markets in which we operate and our results of operations.***

Terrorist attacks and other acts of war, and any response to them, may lead to armed hostilities and such developments could cause substantial business uncertainty. Such uncertainty could result in potential clients being reluctant to enter into new business relationships, which would adversely affect our ability to win new business. Armed hostilities and terrorism may also directly impact our facilities, personnel and operations, as well as those of our suppliers and customers. Furthermore, severe terrorist attacks or acts of war may result in temporary halts of commercial activity in the affected regions, possibly resulting in reduced demand for our services. These developments could impair our business and depress the trading price of our common stock.

***If we experience an interruption to our business, our results of operations may suffer.***

Our operations depend on our ability to protect our facilities, computer equipment, telecommunications equipment, software systems and clients' products and confidential client information against damage from internet interruption, fire, power loss, telecommunications interruption, e-commerce interruption, natural disaster, theft, unauthorized intrusion, computer viruses, bomb threats and other emergencies. We maintain procedures and contingency plans to minimize the detrimental impact of adverse events, but if such an event occurs, our procedures and plans may not be successful in protecting us from losses or interruptions. In the event we experience temporary or permanent interruptions or other emergencies at one or more of our facilities, our business could suffer and we may be required to pay contractual damages to our clients, or allow our clients to renegotiate their arrangements with us. Although we maintain property and business interruption insurance, such insurance may not adequately or timely compensate us for all losses we may incur. Further, our telecommunication systems and networks, and our ability to timely and consistently access and use telephone, internet, e-commerce, e-mail, facsimile connections, and other forms of communication are substantially dependent upon telephone companies, internet service providers, and various telecommunication infrastructures. If such communications are interrupted on a short- or long-term basis, our services would be similarly interrupted and delayed.

***Increases in the cost of telephone and data services or significant interruptions in such services could adversely affect our business.***

We depend on telephone and data service provided by various local and long distance telephone companies. Because of this dependence, any change to the telecommunications market that would disrupt these services or limit our ability to obtain services at favorable rates could affect our business. We have taken steps to mitigate our exposure to the risks associated with rate fluctuations and service disruption by entering into long-term contracts with various providers for telephone and data services. There is no obligation, however, for these vendors to renew their contracts with us or to offer the same or lower rates in the future, and such contracts are subject to termination or modification for various reasons outside of our control. A significant increase in the cost of telephone services that is not recoverable through an increase in the price of our services, or any significant interruption in telephone services, could seriously affect our business.

***Compliance with SEC rules requiring that we and our independent auditors assess the effectiveness of our internal controls over financial reporting may have adverse consequences.***

Section 404 of the Sarbanes-Oxley Act of 2002 ("Section 404") requires our management, on an annual basis, to assess the effectiveness of our internal control over financial reporting. Our independent auditors are then required to attest to this assessment. We have completed the process of documenting and testing our internal control over financial reporting in order to satisfy the requirements of Section 404, and the reports of our management and our independent auditors relating to our internal control over financial reporting are stated elsewhere in this Form 10-K. We constantly test and improve our controls as we identify certain deficiencies that we believe require remediation and this requires additional management time and other resources. If we incur significant expense relating to future compliance with Section 404, our operating results will be adversely impacted.

In addition, as our business develops and grows, we will be required to adapt our internal control systems and procedures to conform to our current business, and we will continue to work to improve our controls and procedures and to educate our employees in an effort to maintain an effective controls environment. However, if internal control deficiencies arise in the future, we may not be able to remediate such deficiencies in a timely manner. As a consequence, we may have to disclose in future filings with the SEC any material weaknesses in internal controls over our financial reporting system. Disclosures of this type could cause investors to lose confidence in our financial reporting and may negatively affect our stock price. Moreover, effective internal controls are necessary to produce reliable financial reports and to prevent fraud. If we have deficiencies in our internal controls over financial reporting it may negatively impact our business and operations.

***If we are unable to renew or replace sources of capital funding on satisfactory terms, potential growth and results of operations may suffer.***

We currently have four debt facilities in place, with $16.0 million in debt outstanding as of December 31, 2006. One of these facilities, a $10.0 million line of credit, is scheduled to expire in June 2007 (See Item 7a "*Quantitative and Qualitative Disclosure About Market Risk – Outstanding Debt*"). If we are unable to renew this line of credit or are unable to secure alternative sources of capital funding under satisfactory terms, we may be unable to meet short-term cash needs required for operations or growth opportunities.

***If the value of our portfolio of investment securities declines, our results of operations will suffer.***

Approximately 3.8% and 18.3% of our total assets as of December 31, 2006, and 2005, respectively, consisted of investment securities. During 2006, we made investments in publicly-traded debt, equity and equity-linked securities, and the market prices of the securities have been volatile. We periodically review investments available for sale for other-than-temporary declines in fair value and write down investments to their fair value when such a decline has occurred. Unrealized gains or losses on investments acquired as trading securities are recognized as they occur. Future adverse changes in market conditions or poor operating results of companies in which we have invested could result in losses. Moreover, we implemented a more conservative investment policy in late 2006 and the resulting lower returns may adversely impact our financial results.

***Our quarterly operating results have historically varied and may not be a good indicator of future performance.***

We have experienced and expect to continue to experience, quarterly variations in revenue and operating results as a result of a variety of factors, many of which are outside our control, including changes in the amount and growth rate of revenue generated from our principal clients; the timing of existing and future client product launches or service offerings; unanticipated volume fluctuations; expiration or termination of client projects; timing and amount of costs incurred to expand capacity in order to provide for further revenue growth from existing and future clients; and seasonal nature of some clients' businesses. Prior to the sale of our supply chain management services platform, our revenue was historically higher in the fourth quarter of each calendar year than in other quarters due to timing of client marketing programs and product launches, which are typically geared toward the holiday buying season. Due in part to the fact that we have sold the supply chain management services platform, we do not expect that we will be as affected by seasonal variations in our clients' businesses as we have in the past; however, changes in the mix of services we provide our clients or entering into contracts with new clients may increase our exposure to seasonal fluctuations.

**Item 7a.** ***Quantitative and Qualitative Disclosure About Market Risk***

In the normal course of business, we are exposed to certain market risks related to changes in interest rates and other general market risks, equity market prices, and foreign currency exchange rates. We have established an investment portfolio policy which provides for, among other things, investment objectives and portfolio allocation guidelines. This policy was last amended in October 2006. All of our investment decisions are currently supervised or managed by our Chief Financial Officer.

This discussion contains forward-looking statements subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors, including but not limited to, changes in interest and inflation rates or market expectations thereon, equity market prices, foreign currency exchange rates, and those factors set forth in our Item 7 of this Form 10-K in the section entitled "Risk Factors."

**Interest Rate Sensitivity and Other General Market Risks:**

***Cash and Cash Equivalents.*** At December 31, 2006, we had $33.4 million in cash and cash equivalents. Approximately $17.2 million of this cash was invested in various money market funds, overnight investments and commercial paper which matures within the first three months of 2007 at a combined weighted average interest rate of approximately 5.45%. Cash and cash equivalents are not restricted. We consider cash equivalents to be short-term, highly liquid investments readily convertible to known amounts of cash, and so near their maturity they present insignificant risk of changes in value because of changes in interest rates. We do not expect any substantial loss with respect to our cash and cash equivalents as a result of interest rate changes, and the estimated fair value of our cash and cash equivalents approximates original cost.

***Outstanding Debt.*** We currently have four debt facilities in use: a $10.0 million secured equipment loan, a $10.0 million unsecured revolving line of credit, a $9.6 million Canadian dollar secured equipment loan and a $4.9 million secured promissory note:

*$10.0 million Secured Equipment Loan.* Borrowings under the $10.0 million secured equipment loan bear interest at a fixed rate of 3.65% per annum. As of December 31, 2006, we had $3.1 million outstanding under this loan.

*Line of Credit.* From time to time, we may borrow under our $10.0 million line of credit for general corporate purposes, including working capital requirements, capital expenditures, and other purposes related to expansion of our capacity. At December 31, 2006, we had no amounts outstanding on this line of credit. Borrowings under this line of credit bear interest at the lender's prime rate less 1%, which was 7.25% as of December 31, 2006, although for certain borrowings, we may elect to pay a fixed rate equal to LIBOR plus 1.5%. We believe a hypothetical 10.0% increase in interest rates would not have a material adverse effect on our financial position. Increases in interest rates would, however, increase interest expense associated with future variable-rate borrowings by us, if any. We have not historically hedged our interest rates with respect to this or any of our other loans and we do not expect to hedge these rates in the future. As of December 31, 2006, we were in compliance with the all financial covenants pertaining to our line of credit. This line of credit is renewed every two years at the option of Wells Fargo and was last renewed in June of 2005. See Item 7 *"Management's Discussion and Analysis of Financial Condition and Results of Operations – Risk Factors."*

*Canadian Dollar Secured Equipment Loan.* On November 17, 2006, StarTek Canada Services, Ltd., one of our subsidiaries, borrowed approximately $9.6 million Canadian dollars from Wells Fargo Equipment Finance Company, Inc. These borrowings are guaranteed by StarTek, Inc. and our subsidiary, StarTek USA, Inc., and are secured by fixed assets and tenant improvements at certain of our Canadian facilities. The loan will be repaid in 48 monthly installments of $225 thousand, which reflects an implicit annual interest rate of 5.77%. We may elect to prepay amounts due under this loan provided that we notify Wells Fargo Equipment Finance Company, Inc. at least 30 days prior in writing and that we pay a prepayment premium, as stipulated in the loan agreement. This agreement and the related guarantee have been incorporated by reference to this Form 10-K as Exhibits 10.74 and 10.75, respectively. As of December 31, 2006, we had $9.4 million Canadian dollars, or $8.1 million U.S. dollars, outstanding under this loan.

*Secured Promissory Note.* On November 17, 2006, our subsidiary, StarTek USA, Inc., borrowed approximately $4.9 million from Wells Fargo Equipment Finance, Inc. The promissory note is guaranteed by StarTek, Inc. and our subsidiary, StarTek Canada Services, Ltd. The loan will be repaid with interest in 48 monthly installments of $115 thousand. The borrowings bear interest at an annual rate of 6.38% and are secured by fixed assets and tenant improvements at certain of our U.S. facilities. The borrowings may be repaid early without penalty. The promissory note and related guarantee have been incorporated by reference to this Form 10-K as Exhibits 10.76 and 10.77, respectively. As of December 31, 2006, approximately $4.8 million was outstanding under this note.

Please refer to Note 7 "Debt," to our Consolidated Financial Statements, which are included at Item 15, *Exhibits and Financial Statement Schedules*, of this Form 10-K, for further explanation of our debt arrangements.

***Investments Available for Sale.*** At December 31, 2006, we had investments available for sale which, in the aggregate, had a cost basis and a fair market value of $5.9 million. At December 31, 2006, investments available for sale consisted entirely of investment-grade corporate bonds. Our investment portfolio is subject to interest and inflation rate risks and will fall in value if market interest and/or inflation rates or market expectations relating to these rates increase.

A substantial decline in values of equity securities and equity prices in general could have a material adverse effect on our financial condition. Also, prices of common stocks we hold could generally be expected to be adversely affected by increasing inflation or interest rates or market expectations thereon, poor management, shrinking product demand, and other risks that may affect single companies or groups of companies, as well as adverse general economic conditions. At times we have partially hedged against some equity price changes; however, our hedging activities do not provide material protection against price fluctuations in securities we hold in our investment portfolio. The portion of our investment portfolio consisting of equity securities has declined significantly since 2004 and as of December 31, 2006, we no longer hold any equity securities in our portfolio. We do not anticipate that equity securities will be a significant portion of our investment portfolio in the foreseeable future, under the terms of our investment management policy.

Historically, options have been an immaterial part of our overall investment portfolio, and we expect options will remain an immaterial part of our overall risk management approach in the future.

The fair market value of and estimated cash flows from our investments in corporate bonds are substantially dependent upon the credit worthiness of certain corporations expected to repay their debts to us. If such corporations' financial condition and liquidity adversely changes, our investments in these bonds would be materially and adversely affected.

The table below provides information as of December 31, 2006, about maturity dates and corresponding weighted average interest rates related to certain of our investments available for sale:

| | Weighted Average Interest Rates | 1 Year | 2 Years | 3 Years | 4 Years | 5 Years | Thereafter | Total | Fair Value |
|---|---|---|---|---|---|---|---|---|---|
| Corporate debt securities | 6.85% | 5,937 | - | - | - | - | - | 5,937 | 5,933 |
| Total | | $ 5,937 | - | - | - | - | - | $ 5,937 | $ 5,933 |

Our cash and cash equivalents also included approximately $17.2 million commercial paper with maturities of less than three months that bear interest at a weighted-average rate of 5.45%.

Management believes we have the ability to hold the foregoing investments until maturity, and therefore, if held to maturity, we would not expect the future proceeds from these investments to be affected, to any significant degree, by the effect of a sudden change in market interest rates. Declines in interest rates over time will, however, reduce our interest income derived from future investments.

***Trading Securities.*** From time to time we purchase or write option contracts to partially hedge against fluctuations in the value of our investment portfolio. All such options are publicly-traded with standard market terms. Such options are classified as trading securities and are recorded at fair value with changes in fair value recognized in current period earnings. We do not designate such options as hedging instruments pursuant to SFAS No. 133. We held no trading securities as of December 31, 2006, and 2005.

We do not consider the risk of loss regarding our current investments in the event of nonperformance by any party to be substantial. Due to the potential limited liquidity of some of these instruments, the most recently traded price may be different from values that might be realized if we were to sell or close out the transactions. Management does not believe such differences are substantial to our results of operations, financial condition, or liquidity. The foregoing put options may involve elements of credit and market risks in excess of the amounts recognized in our financial statements. A substantial decline and/or change in value of equity securities, equity prices in general, international equity mutual funds, investments in limited partnerships, and/or call and put options could have a material adverse effect on our portfolio of trading securities. Also, trading securities could be materially and adversely affected by increasing interest and/or inflation rates or market expectations thereon, poor management, shrinking product demand, and other risks that may affect single companies or groups of companies, as well as adverse economic conditions generally.

**Foreign Currency Exchange Risks**

Our Canadian subsidiary's functional currency is the Canadian dollar, which is used to pay labor and other operating costs in Canada. If an arrangement provides for us to receive payments in a foreign currency, revenue realized from such an arrangement may be lower if the value of such foreign currency declines. Similarly, if an arrangement provides for us to make payments in a foreign currency, our cost of services and operating expenses for such an arrangement may be higher if the value of such foreign currency increases. For example, a 10% change in the relative value of such foreign currency could cause a related 10% change in our previously expected revenue, cost of services, and operating expenses. If the international portion of our business continues to grow, more revenue and expenses will be denominated in foreign currencies, which increases our exposure to fluctuations in currency exchange rates.

Approximately 42.7% of our expenses in 2006 were paid in Canadian dollars. A portion of our Canadian operations generate revenues denominated in U.S. dollars. During 2006, we purchased $56.7 million in Canadian dollars for $49.7 million U.S. under Canadian dollar forward contracts with Wells Fargo Bank in order to hedge our foreign currency risk with respect to these costs. During 2006, we recorded a gain of approximately $768 thousand related to these forward contracts. As of December 31, 2006, we had $379 in derivative liabilities associated with foreign exchange contracts. As of December 31, 2006, we had contracted to purchase $30.0 million Canadian dollars to be delivered periodically through June 2007 at a purchase price which is no more than $26.5 million and no less than $25.1 million. We plan to continue to hedge our exposure to fluctuations in the Canadian dollar relative to the U.S. dollar, primarily through the use of forward purchase contracts.

**Item 8.** ***Financial Statement and Supplementary Financial Data***

Consolidated financial statements and supplementary data required by Item 8. are set forth herein at the pages indicated in Item 15(a).

**Item 9.** ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

**Item 9A.** ***Controls and Procedures***

**Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures**

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Interim Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) under the Exchange Act). Based on such evaluation, our Chief Executive Officer and Interim Chief Financial Officer concluded that, as of the end of such period, our disclosure controls and procedures are effective and are reasonably designed to ensure that all material information relating to us required to be included in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

**Management's Report on Internal Control over Financial Reporting**

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Interim Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2006, based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2006.

Management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included elsewhere herein.

Our management, including our Chief Executive Officer and Interim Chief Financial Officer, does not expect that our disclosure controls or our internal controls will prevent all possible errors or fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

**Changes in Internal Control over Financial Reporting**

There have been no significant changes to our internal control over financial reporting during the last fiscal quarter that have materially affected or are reasonably likely to affect our internal control over financial reporting.

**Item 9B.** ***Other Information***

None.

## Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of StarTek, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that StarTek, Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). StarTek Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that StarTek, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, StarTek, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of StarTek, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006 and our report dated March 14, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Denver, Colorado
March 14, 2007

## PART III

**Items 10 through 14**

Information required by Item 10. (Directors, Executive Officers and Corporate Governance), Item 11. (Executive Compensation), Item 12. (Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters), Item 13. (Certain Relationships and Related Transactions and Director Independence), and Item 14. (Principal Accountant Fees and Services) will be included in our definitive proxy statement to be delivered in connection with our 2007 annual meeting of stockholders and is incorporated herein by reference.

## PART IV

**Item 15. *Exhibit and Financial Statement Schedules***

(a) *Document List*

1. *Financial Statements* Response to this portion of Item 15 is submitted per the Index to Consolidated Financial Statements, Supplementary Data, and Financial Statement Schedules in this Form 10-K.

2. *Supplementary Data and Financial Statement Schedules* Response to this portion of Item 15 is submitted per the Index to Financial Statements, Supplementary Data, and Financial Statement Schedules in this Form 10-K.

3. An *Index of Exhibits* follows the signature pages of this Form 10-K.

(b) The *Index of Exhibits* lists the exhibits filed with this report.

## STARTEK, INC. AND SUBSIDIARIES

## INDEX TO CONSOLIDATED FINANCIAL STATEMENTS, SUPPLEMENTARY DATA AND FINANCIAL STATEMENT SCHEDULES

**Financial Statements:**



**Financial Statement Schedules**

All schedules have been included in the Consolidated Financial Statements or notes thereto.

## Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of StarTek, Inc.

We have audited the accompanying consolidated balance sheets of StarTek, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of StarTek, Inc. at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 11 to the consolidated financial statements in 2006, StarTek, Inc. changed its method for accounting for Share-Based Payments in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of StarTek, Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Denver, Colorado
March 14, 2007

## STARTEK, INC. AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| Revenue | $ 237,612 | $ 216,371 | $ 221,906 |
| Cost of services | 201,424 | 167,223 | 164,363 |
| Gross profit | 36,188 | 49,148 | 57,543 |
| Selling, general and administrative expenses | 30,247 | 28,435 | 27,451 |
| Operating profit | 5,941 | 20,713 | 30,092 |
| Net interest and other income | 2,126 | 1,479 | 3,532 |
| Income from continuing operations before income taxes | 8,067 | 22,192 | 33,624 |
| Income tax expense | 2,303 | 8,177 | 12,747 |
| Income from continuing operations | 5,764 | 14,015 | 20,877 |
| Discontinued operations: | | | |
| (Loss) income from operations of discontinued operations | - | (2,153) | 2,437 |
| Gain (loss) on disposal of discontinued operations | - | 300 | (2,316) |
| Income tax benefit (expense) | - | 698 | (22) |
| (Loss) income from discontinued operations | - | (1,155) | 99 |
| Net income | $ 5,764 | $ 12,860 | $ 20,976 |
| Other comprehensive income, net of tax: | | | |
| Foreign currency translation adjustments, net of tax | (424) | 380 | 820 |
| Unrealized (loss) gain on available for sale securities, net of tax | (2) | (546) | (913) |
| Change in fair value of derivative instruments | (362) | 127 | - |
| Comprehensive income | $ 4,976 | $ 12,821 | $ 20,883 |
| Net income per share from continuing operations: | | | |
| Basic | $ 0.39 | $ 0.96 | $ 1.44 |
| Diluted | $ 0.39 | $ 0.95 | $ 1.41 |
| Net income per share including discontinued operations: | | | |
| Basic | $ 0.39 | $ 0.88 | $ 1.45 |
| Diluted | $ 0.39 | $ 0.88 | $ 1.42 |
| Dividends declared per common share | $ 1.11 | $ 1.50 | $ 1.58 |

*See Notes to Consolidated Financial Statements.*

**STARTEK, INC. AND SUBSIDIARIES**
**CONSOLIDATED BALANCE SHEETS**
(In thousands, except share data)

| | As of December 31, | |
|---|---|---|
| | 2006 | 2005 |
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 33,437 | $ 17,425 |
| Investments | 5,933 | 28,168 |
| Trade accounts receivable, less allowance for doubtful accounts of $16 and $250, respectively | 46,364 | 40,612 |
| Income tax receivable | 1,281 | 4,227 |
| Prepaid expenses and other current assets | 3,009 | 3,161 |
| Total current assets | 90,024 | 93,593 |
| Property, plant and equipment, net | 60,101 | 57,066 |
| Long-term deferred tax assets | 4,444 | 2,402 |
| Other assets | 1,166 | 853 |
| Total assets | $ 155,735 | $ 153,914 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current liabilities: | | |
| Accounts payable | $ 6,061 | $ 4,694 |
| Accrued liabilities: | | |
| Accrued payroll | 6,798 | 7,280 |
| Accrued compensated absences | 4,146 | 3,522 |
| Accrued health insurance | 77 | 462 |
| Other accrued liabilities | 338 | 806 |
| Current portion of long-term debt | 5,654 | 2,551 |
| Short-term deferred income tax liabilities | 754 | 1,108 |
| Grant advances | 173 | 1,150 |
| Other current liabilities | 329 | 50 |
| Total current liabilities | 24,330 | 21,623 |
| Long-term debt, less current portion | 10,314 | 3,099 |
| Other liabilities | 2,709 | 1,028 |
| Total liabilities | 37,353 | 25,750 |
| Stockholders' equity: | | |
| Common stock, 32,000,000 non-convertible shares, $0.01 par value, authorized; 14,695,791 and 14,631,091 shares issued and outstanding at December 31, 2006 and 2005, respectively. | 147 | 146 |
| Additional paid-in capital | 61,669 | 60,139 |
| Cumulative translation adjustment | 1,222 | 1,646 |
| Unrealized gain on investments available for sale | 1 | 3 |
| Unrealized (loss) gain on derivative instruments | (235) | 127 |
| Retained earnings | 55,578 | 66,103 |
| Total stockholders' equity | 118,382 | 128,164 |
| Total liabilities and stockholders' equity | $ 155,735 | $ 153,914 |

*See Notes to Consolidated Financial Statements.*

## STARTEK, INC. AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

| | Year Ended December 31, 2006 | 2005 | 2004 |
|---|---|---|---|
| **Operating Activities** | | | |
| Net income | $ 5,764 | $ 12,860 | $ 20,976 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation | 16,758 | 13,364 | 12,546 |
| Non-cash compensation cost | 321 | - | - |
| Deferred income taxes | (1,830) | (595) | (402) |
| Realized (gain) loss on investments | (128) | 623 | (1,981) |
| (Gain) loss on sale of assets | (98) | (1,083) | 1,626 |
| Changes in operating assets and liabilities: | | | |
| Sales of trading securities, net | - | 2,929 | 2,926 |
| Trade accounts receivable, net | (5,752) | 10,679 | (7,903) |
| Prepaid expenses and other assets | (361) | (549) | 257 |
| Accounts payable | 939 | (2,704) | (1,453) |
| Income taxes, net | 2,946 | 8,405 | (10,197) |
| Accrued and other liabilities | 319 | 1,530 | 4,723 |
| Net cash provided by operating activities | 18,878 | 45,459 | 21,118 |
| **Investing Activities** | | | |
| Purchases of investments available for sale | (351,108) | (733,935) | (271,673) |
| Proceeds from disposition of investments available for sale | 373,466 | 726,126 | 286,077 |
| Purchases of property, plant and equipment | (20,110) | (15,365) | (19,465) |
| Proceeds from disposition of property, plant and equipment | 343 | 5,986 | 1,626 |
| Net cash provided by (used in) investing activities | 2,591 | (17,188) | (3,435) |
| **Financing Activities** | | | |
| Proceeds from stock option exercises | 1,112 | 327 | 4,477 |
| Principal payments on borrowings | (2,798) | (4,594) | (7,751) |
| Dividend payments | (16,289) | (21,943) | (22,820) |
| Proceeds from borrowings | 13,294 | 880 | 17,010 |
| Net cash used in financing activities | (4,681) | (25,330) | (9,084) |
| Effect of exchange rate changes on cash | (776) | (125) | 55 |
| Net increase in cash and cash equivalents | 16,012 | 2,816 | 8,654 |
| Cash and cash equivalents at beginning of period | 17,425 | 14,609 | 5,955 |
| Cash and cash equivalents at end of period | $ 33,437 | $ 17,425 | $ 14,609 |
| **Supplemental Disclosure of Cash Flow Information** | | | |
| Cash paid for interest | $ 237 | $ 253 | $ 328 |
| Income taxes paid | $ 3,013 | $ 9,486 | $ 19,611 |
| Property, plant and equipment financed under long-term debt | $ - | $ - | $ 10,000 |
| Change in unrealized loss on investments available for sale, net of tax | $ (2) | $ (546) | $ (913) |

*See Notes to Consolidated Financial Statements.*

## STARTEK, INC. AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except share data)

| | Common Stock | | | Additional Pain-In Capital | | Retained Earnings | | Accumulated Other Comprehensive Income (Loss) | | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|---|---|---|
| | Shares | | Amount | | | | | | | |
| Balance, December 31, 2003 | 14,351,011 | $ | 144 | $ 53,917 | $ | 77,031 | $ | 1,908 | $ | 133,000 |
| Stock options exercised | 255,000 | | 2 | 4,475 | | - | | - | | 4,477 |
| Income tax benefit from stock options exercised | - | | - | 1,344 | | - | | - | | 1,344 |
| Dividends paid | - | | - | - | | (22,820) | | - | | (22,820) |
| Net income | - | | - | - | | 20,976 | | - | | 20,976 |
| Foreign currency translation adjustments, net of tax | - | | - | - | | - | | 820 | | 820 |
| Unrealized gain on investments available for sale, net of tax | - | | - | - | | - | | (913) | | (913) |
| Balance, December 31, 2004 | 14,606,011 | $ | 146 | $ 59,736 | $ | 75,186 | $ | 1,815 | $ | 136,883 |
| Stock options exercised | 25,080 | | - | 327 | | - | | - | | 327 |
| Income tax benefit from stock options exercised | - | | - | 76 | | - | | - | | 76 |
| Dividends paid | - | | - | - | | (21,943) | | - | | (21,943) |
| Net income | - | | - | - | | 12,860 | | - | | 12,860 |
| Foreign currency translation adjustments, net of tax | - | | - | - | | - | | 380 | | 380 |
| Unrealized gain on investments available for sale, net of tax | - | | - | - | | - | | (546) | | (546) |
| Change in fair value of derivative instruments, net of tax | - | | - | - | | - | | 127 | | 127 |
| Balance, December 31, 2005 | 14,631,091 | $ | 146 | $ 60,139 | $ | 66,103 | $ | 1,776 | $ | 128,164 |
| Stock options exercised | 64,700 | | 1 | 1,112 | | - | | - | | 1,113 |
| Income tax benefit from stock options exercised | - | | - | 97 | | - | | - | | 97 |
| Stock-based compensation expense | - | | - | 321 | | - | | - | | 321 |
| Dividends paid | - | | - | - | | (16,289) | | - | | (16,289) |
| Net income | - | | - | - | | 5,764 | | - | | 5,764 |
| Foreign currency translation adjustments, net of tax | - | | - | - | | - | | (424) | | (424) |
| Unrealized gain on investments available for sale, net of tax | - | | - | - | | - | | (2) | | (2) |
| Change in fair value of derivative instruments, net of tax | - | | - | - | | - | | (362) | | (362) |
| Balance, December 31, 2006 | 14,695,791 | $ | 147 | $ 61,669 | $ | 55,578 | $ | 988 | $ | 118,382 |

*See Notes to Consolidated Financial Statements.*

(In thousands, except per share data)

**1. Basis of Presentation and Summary of Significant Accounting Policies**

We are a leading provider of business process optimization services for outsourced customer interactions. Since 1987, we have provided customer experience management solutions that solve strategic business challenges so that fast-moving businesses can effectively manage customer relationships across all contact points - web, voice, email, fax, and video. This blended solution helps companies create and maintain customer satisfaction and frees them to focus on preserving capital, while we deliver the ultimate customer experience. Headquartered in Denver, Colorado, we had 19 operational facilities across North America as of December 31, 2006. We operate in a single industry segment and all of our revenues are generated in North America.

***Consolidation***

Our consolidated financial statements include accounts of all wholly-owned subsidiaries after elimination of intercompany accounts and transactions.

***Reclassifications***

Certain reclassifications have been made to the 2005 and 2004 financial statements to conform to 2006 presentation.

Our Consolidated Statements of Cash Flows include a reclassification of $1,981 of realized gains on investments in 2004 to conform to 2005 and 2006 presentation. This amount was previously included as part of proceeds from disposition of investments available for sale in our investing activities.

In December 2005, we sold certain assets and liabilities relating to our supply chain management services platform. In September 2004, we sold StarTek Europe, Ltd., our subsidiary in the United Kingdom. Consequently, the results of operations of the supply chain management services platform and StarTek Europe, Ltd. have been classified as discontinued operations during all periods presented in our Consolidated Financial Statements and related Notes. Accordingly, amounts presented in our Consolidated Financial Statements and related Notes may differ from amounts previously disclosed in our filings with the Securities and Exchange Commission ("SEC"). Please refer to Note 4, "Discontinued Operations" for further discussion of these transactions.

***Use of Estimates***

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires our management to make estimates and assumptions that affect amounts reported in our Consolidated Financial Statements and accompanying Notes. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary.

***Foreign Currency Translation***

The assets and liabilities of our foreign operations that are recorded in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the balance sheet date. Revenues and expenses are translated at the weighted-average exchange rate during the reporting period. Resulting translation adjustments, net of applicable deferred income taxes of $248, $230, and $145 are reported as a separate component of other comprehensive income in our stockholders' equity for the years ended December 31, 2006, 2005, and 2004 respectively. Foreign currency transaction gains and losses are included in determining net income. Such gains and losses were not material for any period presented. Our operations in Canada generated 42.7%, 43.7% and 50.4% of our revenue during 2006, 2005, and 2004, respectively. The net value of our long-lived assets in Canada totaled $20.0 and $15.9 million as of December 31, 2006, and 2005, respectively.

*Revenue Recognition*

**Business Process Outsourcing Services** —We invoice our clients monthly in arrears and recognize revenues for such services when completed. Substantially all of our contractual arrangements are based either on a production rate, meaning that we recognize revenue based on the billable hours or minutes of each call center agent, or on a rate per transaction basis. These rates could be based on the number of paid hours the agent works, the number of minutes the agent is available to answer calls, or the number of minutes the agent is actually handling calls for the client, depending on the client contract. Production rates vary by client contract and can fluctuate based on our performance against certain pre-determined criteria related to quality and performance. Additionally, some clients are contractually entitled to penalties when we are out of compliance with certain quality and/or performance obligations defined in the client contract. Such penalties are recorded as a reduction to revenue as incurred based on a measurement of the appropriate penalty under the terms of the client contract. Likewise, some client contracts stipulate that we are entitled to bonuses should we meet or exceed these predetermined quality and/or performance obligations. These bonuses are recognized as incremental revenue in the period in which they are earned.

As a general rule, our contracts are not multiple element contracts in the context of Emerging Issues Task Force ("EITF") Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." We provide initial training to customer service representatives upon commencement of new contracts and recognize revenues for such training as the services are provided based upon the production rate (i.e., billable hours and rates related to the training services as stipulated in our contractual arrangements). Accordingly, the corresponding training costs, consisting primarily of labor and related expenses, are recognized as incurred.

**Domain.com operations** — Revenues from our Domain.com business are recognized as services are delivered and are an immaterial portion of our revenue.

**Supply Chain Management Services ("SCMS")** — We sold our SCMS platform in December 2005. Prior to the sale, substantially all of our contractual arrangements with SCMS clients were based on the volume, complexity and type of components involved in the handling of our clients' products. We invoiced our SCMS clients upon shipment and recognized revenues on a gross basis in accordance with EITF Issue No. 99-19, "Reporting Revenue Gross as a Principal vs. Net as an Agent," when such services were completed and the related goods were shipped. The results of operations for our SCMS platform have been presented as a component of discontinued operations for all periods presented. See Note 4, "Discontinued Operations" for further discussion of the sale.

*Allowance for Doubtful Accounts*

An allowance for doubtful accounts is provided for known and estimated potential losses arising from sales to customers based on a periodic review of these accounts.

*Fair Value of Financial Instruments*

Financial instruments consist of cash and cash equivalents, investments, trade accounts receivable, accounts payable and long-term debt. Carrying values of cash and cash equivalents, trade accounts receivable, and accounts payable approximate fair value. Investments are reported at fair value. Management believes differences between the fair value and the carrying value of long-term debt is not material because interest rates approximate market rates for material items.

*Cash and Cash Equivalents*

We consider cash equivalents to be short-term, highly liquid investments readily convertible to known amounts of cash and so near their maturity they present insignificant risk of changes in value because of changes in interest rates. Cash and cash equivalents as of December 31, 2006, included commercial paper with maturities of less than three months which had an aggregate market value of $17,157.

*Investments*

Investments available for sale have historically consisted of debt and equity securities reported at fair value, with unrealized gains, net of tax expense of $2 and $330 for 2006 and 2005, respectively, and losses reported as a separate component of stockholders' equity. We amended our investment policy in October 2006. Under the new policy, we may invest in certain US Government and government-sponsored securities, repurchase agreements, investment grade corporate obligations, corporate debt securities, municipal securities, mortgage-backed securities, money market and mutual funds, subject to the terms of the new policy. The Chief Financial Officer is responsible for oversight of the investment portfolio.

Investments are evaluated for other-than-temporary impairment if the fair value is below our cost for longer than six months. We then consider additional factors such as market conditions, the industry sectors in which the issuer of the investment operates, and the viability and prospects of each entity. Other-than-temporary declines in fair value are reflected on the income statement as loss on impaired investments, though no impairments were recognized in 2006, 2005, or 2004. Original cost of investments available for sale is based on the specific identification method. Interest income from investments available for sale is included in net interest income and other. Trading securities and investments available for sale are carried at fair market values. Fair market values are determined by the most recently traded price of the security or underlying investment as of the balance sheet date. Gross unrealized gains and losses from trading securities are reflected in income currently as part of net interest income and other.

***Derivative Instruments and Hedging Activities***

We follow the provisions of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" and related guidance ("FAS No. 133") for all of our derivative and hedging instruments. FAS No. 133 requires every derivative instrument (including certain derivative instruments embedded in other contracts) to be recorded in the consolidated balance sheet as either an asset or liability measured at its fair value, with changes in the fair value of qualifying hedges recorded in other comprehensive income. FAS No. 133 requires that changes in a derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset the related results of the hedged item and requires that we must formally document, designate and assess the effectiveness of transactions that receive hedge accounting treatment.

While we expect that our derivative instruments that have been designated as hedges will continue to meet the conditions for hedge accounting, if the hedges did not qualify as highly effective or if we did not believe that forecasted transactions would occur, the changes in the fair value of the derivatives used as hedges would be reflected in earnings. We do not believe we are exposed to more than a nominal amount of credit risk in our hedging activities, as the counterparty is an established, well-capitalized financial institution.

Our Canadian subsidiary's functional currency is the Canadian dollar, which is used to pay labor and other operating costs in Canada. However, our client contracts generate revenues which are paid to us in U.S. dollars. During 2006, we entered into Canadian dollar forward contracts with Wells Fargo Bank for $56.7 million Canadian dollars to hedge our foreign currency risk with respect to these labor costs. During the years ended December 31, 2006, and 2005, we recorded gains of approximately $768 and $777, respectively, for the settled Canadian dollar forward contracts in our consolidated statements of operations. During the year ended December 31, 2004, we recorded a loss of approximately $30 for the settled Canadian dollar forward contracts in our consolidated statements of operations. As of December 31, 2006, we had $379 in derivative liabilities and a related tax benefit of $144. As of December 31, 2005, we had $203 in derivative assets and a related tax expense of $76. As of December 31, 2006, we had contracted to purchase $30.0 million Canadian to be delivered periodically through June 2007 at a purchase price which is no more than $26.5 million and no less than $25.1 million. We plan to continue to hedge our exposure to fluctuations in the Canadian dollar relative to the U.S. dollar, primarily through the use of forward purchase contracts.

We have elected cash flow hedge accounting under FAS No. 133 in order to associate the results of the hedges with forecasted future expenses. The current mark-to-market gain or loss is reflected in accumulated other comprehensive income in the balance sheet and will be re-classified to operations as the forecasted expenses are incurred, typically within one year.

***Legal Proceedings***

We reserve for legal contingencies when a liability for those contingencies has become probable and the cost is reasonably estimable, in accordance with Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies" ("FAS No. 5"). Any significant litigation or significant change in our estimates on our outstanding litigation could cause us to increase our provision for related costs, which, in turn, could materially affect our financial results. Any provision made for these anticipated costs are expensed to operating expenses in our Consolidated Statements of Income.

***Property, Plant and Equipment***

Property, plant, and equipment are stated at cost. Additions, improvements, and major renewals are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. Depreciation and amortization is computed using the straight-line method based on their estimated useful lives, as follows:

| | Estimated Useful Life |
|---|---|
| Buildings and improvements | 3-30 years |
| Telephone and computer equipment | 3-5 years |
| Software | 3 years |
| Furniture, fixtures, and miscellaneous equipment | 5-7 years |

We have negotiated certain rent holidays, landlord/tenant incentives, and escalations in the base price of the rent payments over the term of certain of our operating leases. In accordance with SFAS No. 13 "Accounting for Leases," FASB Technical Bulletin 88-1 "Issues Relating to Accounting for Leases," and FASB Technical Bulletin 85-3 "Accounting for Operating Leases with Scheduled Rent Increases," we recognize rent holidays and rent escalations on a straight-line basis over the lease term. The landlord/tenant incentives are recorded as deferred rent and amortized over the life of the related lease.

***Impairment of Long-Lived Assets***

We periodically, on at least an annual basis, evaluate potential impairments of our long-lived assets in accordance with FAS No. 144. When we determine that the carrying value of a long-lived asset may not be recoverable, based upon the existence of one or more indicators of impairment, we evaluate the projected undiscounted cash flows related to the assets. If these cash flows are less than the carrying values of the assets, we measure the impairment based on the excess of the carrying value of the long-lived asset over the long-lived asset's fair value. No impairment losses were recorded in 2006, 2005, or 2004 and we do not believe any impairments exist.

***Income Taxes***

We account for income taxes using the liability method of accounting for income taxes as prescribed by Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("FAS No. 109"). Deferred income taxes reflect net effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. We are subject to foreign income taxes on our foreign operations.

***Stock-Based Compensation***

On January 1, 2006, we adopted Statement of Financial Accounting Standards Statement No. 123(R), "Share-based Payment" ("FAS No. 123(R)"). As such, during 2006, we began recognizing expense related to all share-based payments to employees, including grants of employee stock options, in our Condensed Consolidated Statements of Income based on the share-based payments' fair values over the period during which the employees are required to provide services in exchange for the equity instruments. We adopted this standard using the modified prospective method, which stipulates that compensation expense be recognized beginning with the effective date for all share-based payments granted after the effective date and for all awards granted to employees prior to the effective date of this statement that remain unvested on the effective date. We use the Black-Scholes method for valuing stock-based awards. See Note 11, "Stock Options," for further information regarding the assumptions used to calculate share-based payment expense.

***New Accounting Pronouncements***

In May 2005, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards Statement No. 154, "Accounting Changes and Error Corrections" ("FAS No. 154"). SFAS No. 154 is a replacement of Accounting Principles Board Opinion No. 20 ("APB 20") and FASB Statement No. 3. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. FAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, and we adopted this standard on January 1, 2006 without a material impact on our consolidated results of operations, financial condition or cash flows.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. We do not expect the interpretation will have a material impact on our consolidated results of operations, financial condition or cash flows.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB No. 108"). SAB No. 108 provides guidance on how prior year misstatements should be taken into consideration when quantifying misstatements in current year financial statements for the purpose of determining if the current year financial statements are materially misstated. In the year of initial adoption, SAB No. 108 permits registrants to record the cumulative effect of initial adoption by recording the necessary correcting adjustments that are material under the dual method to the carrying values of assets or liabilities as of the beginning of that year, with an offsetting adjustment recorded in retained earnings. SAB No. 108 is effective no later than the first fiscal year ending after November 15, 2006. Adoption of this standard had no material affect on our consolidated financial position or results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("FAS No. 157"). FAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently evaluating FAS No. 157 and have not yet determined the impact, if any, that adoption of FAS No. 157 will have on our consolidated results of operations, financial condition or cash flows.

**2. Earnings Per Share**

Basic and diluted net income per common share is computed on the basis of our weighted average number of common shares outstanding, as determined by using the calculations outlined below:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| Net income available to common shareholders from continuing operations | $ 5,764 | $ 14,015 | $ 20,877 |
| (Loss) income from discontinued operations | - | (1,155) | 99 |
| Net income | $ 5,764 | $ 12,860 | $ 20,976 |
| Weighted average shares of common stock | 14,680 | 14,629 | 14,455 |
| Dilutive effect of stock options | 34 | 52 | 325 |
| Common stock and common stock equivalents | 14,714 | 14,681 | 14,780 |
| Basic net income (loss) per share from: | | | |
| Continuing operations | $ 0.39 | $ 0.96 | $ 1.44 |
| Discontinued operations | - | (0.08) | 0.01 |
| Net income | $ 0.39 | $ 0.88 | $ 1.45 |
| Diluted net income (loss) per share from: | | | |
| Continuing operations | $ 0.39 | $ 0.95 | $ 1.41 |
| Discontinued operations | - | (0.07) | 0.01 |
| Net income | $ 0.39 | $ 0.88 | $ 1.42 |

Diluted earnings per share is computed on the basis of our weighted average number of common shares outstanding plus the effect of dilutive outstanding stock options using the treasury stock method. Anti-dilutive securities totaling 394,890, 463,259 and 106,042, for the years ended December 31, 2006, 2005, and 2004, respectively, were not included in our calculation because the stock options' exercise prices were greater than the average market price of the common shares during the periods presented.

### 3. Investments

As of December 31, 2006, investments available for sale consisted of corporate medium term notes and corporate floating debt with a cost basis of $5,937 and an estimated fair value of $5,933. The estimated fair value of these notes included gross unrealized losses of $4 and no gross unrealized gains. All of the investments in our portfolio as of December 31, 2006, had contractual maturities of one year or less. As of December 31, 2005, investments available for sale consisted of:

| | Basis | Gross Unrealized Gains | Gross Unrealized Losses | Accumulated Interest | Estimated Fair Value |
|---|---|---|---|---|---|
| Commercial paper | $ 18,449 | $ - | $ - | $ 13 | $ 18,462 |
| Corporate debt securities | 7,995 | 7 | - | - | 8,002 |
| Equity securities | 1,681 | 45 | (22) | - | 1,704 |
| Total | $ 28,125 | $ 52 | $ (22) | $ 13 | $ 28,168 |

As of December 31, 2005, equity securities consisted of exchange-traded funds (ETFs), mutual funds and publicly-traded equity securities. Corporate debt securities at December 31, 2005, consisted of corporate bonds and variable preferred debt securities. We had no investments at December 31, 2006, or 2005, that had carried unrealized losses for longer than twelve months and no securities were deemed other-than-temporarily impaired during either period. We were not invested in any trading securities as of December 31, 2006, or 2005.

A substantial decline and/or change in value of equity securities, equity prices in general, international equity mutual funds, investment limited partnerships, and/or call and put options, if held in our investment portfolio, could have a material adverse effect on our portfolio of securities. Also, trading securities could be materially and adversely affected by increasing interest and/or inflation rates or market expectations thereon, poor management, shrinking product demand, and other risks that may affect single companies, as well as groups of companies. Our risk of loss in the event of nonperformance by any party is not considered material.

### 4. Discontinued Operations

On December 16, 2005, we sold our supply chain management services platform. In connection with the transaction, we sold all of the inventory, prepaid assets, property, plant and equipment of our supply chain management services platform to a third party for $5,750. We received approximately $4,700 in cash after certain adjustments at closing, in addition to a 5-year, unsecured $740 note. The terms of the note call for the buyer to make quarterly interest payments to us at a fixed rate of 7% per annum for the first two years of the note. Thereafter, the purchaser must pay us interest plus set principal amounts, per the terms of the note, with the entire balance due on or before December 16, 2010.

The results of operations of our supply chain management services platform have been classified as discontinued operations in all years presented. Included in discontinued operations was revenue from supply chain management services of $5,949 and $36,214 for the years ended December 31, 2005, and 2004, respectively. The supply chain management services platform had a net loss of $1,342 and net income of $2,664 for the years ended December 31, 2005, and 2004, respectively. Upon completion of the sale, we recorded a gain of $300 and associated taxes of $113 in discontinued operations in our Consolidated Statements of Income for the year ended December 31, 2005. Prior to the sale of the platform, we purchased components of our clients' products as an integral part of the platform's business. At the close of an accounting period, packaged and assembled products (together with other associated costs) were reflected as finished goods inventories pending shipment. Owned inventories were valued at the lower of average cost, which approximated actual cost, computed on a first-in, first-out basis, or market. Client-owned inventories were not valued in our balance sheet.

On September 30, 2004, we sold StarTek Europe, Ltd. (StarTek Europe), our operating subsidiary in the United Kingdom ("U.K.") which provided business process outsourcing services from two facilities in Hartlepool, England. The sale was completed pursuant to a Share Purchase Agreement among us, StarTek Europe and Taelus Limited, a U.K. company. Pursuant to the terms of the Share Purchase Agreement, we made a capital contribution to StarTek Europe immediately prior to completion of the transaction, in the form of a cash payment of $450, a contribution of intercompany debt of $2,824 owed to us by StarTek Europe and additional cash of $200 contributed to fund operations, which offset a negative investment in StarTek Europe of $1,608. Following these transactions, we conveyed all of the issued and outstanding capital stock of StarTek Europe to Taelus Limited, together with a cash payment of $450. The results of operations of StarTek Europe have been classified as discontinued operations for the year ended December 31, 2004. Included in discontinued operations for the year ended December 31, 2004, was revenue from StarTek Europe, Ltd. of $2,970 and a loss on disposal of $2,316. StarTek Europe had a net loss of $1,136 for the year ended December 31, 2004.

**5. Leases**

We lease facilities and equipment under various non-cancelable operating leases. Some of these leases have renewal clauses that vary both in length and fee, based on our negotiations with the lessors. Rental expense, including equipment rentals, for 2006, 2005, and 2004 was $4,416, $3,690 and $3,508, respectively. As of December 31, 2006, future minimum rental commitments for operating leases were:

| | Minimum Lease Payment |
|---|---|
| 2007 | $ 3,905 |
| 2008 | 3,675 |
| 2009 | 3,409 |
| 2010 | 2,983 |
| 2011 | 2,605 |
| Thereafter | 2,095 |
| Total minimum lease payments | $ 18,672 |

**6. Property, Plant and Equipment**

Our property, plant and equipment as of December 31, 2006, and 2005, consisted of the following, by asset class:

| | As of December 31, | |
|---|---|---|
| | 2006 | 2005 |
| Land | $ 1,685 | $ 1,685 |
| Buildings and improvements | 36,772 | 29,605 |
| Telephone and computer equipment | 45,091 | 37,878 |
| Software | 24,403 | 16,126 |
| Furniture, fixtures, and miscellaneous equipment | 19,553 | 16,867 |
| Construction in progress | 3,003 | 10,059 |
| | 130,507 | 112,220 |
| Less accumulated depreciation | (70,406) | (55,154) |
| Total property, plant and equipment, net | $ 60,101 | $ 57,066 |

**7. Debt**

As of December 31, 2006, and 2005, respectively, we had the following balances outstanding on our long-term debt facilities:

| | As of December 31, | |
|---|---|---|
| | 2006 | 2005 |
| 3.65% secured equipment loan | $ 3,069 | $ 5,598 |
| Secured equipment promissory note | 4,772 | - |
| Canadian dollar secured equipment loan | 8,101 | - |
| Greeley, Colorado promissory note | 26 | 52 |
| | 15,968 | 5,650 |
| Less current portion of long-term debt | (5,654) | (2,551) |
| Long-term debt, less current portion | $ 10,314 | $ 3,099 |

As of December 31, 2006, future scheduled annual principal payments on long-term debt are:

| | Amount |
|---|---|
| 2008 | $ 3,637 |
| 2009 | 3,388 |
| 2010 | 3,289 |
| | $ 10,314 |

In addition to the debt facilities listed above, we maintain a $10.0 million unsecured line of credit with Wells Fargo Bank, N.A. (the Bank) which we use to finance regular, short-term operating expenses. On June 29, 2005, we amended and renewed this agreement such that the last day under which the Bank will make advances under the line of credit will be June 30, 2007. Borrowings under this line of credit bear interest at either a fluctuating rate per annum that is 1% below the Prime Rate or at a fixed rate per annum determined by the Bank to be 1.5% above LIBOR. The interest rate on this facility was 7.25% and 6.25% as of December 31, 2006, and 2005, respectively. Interest expense associated with this facility totaled $36 and $21 for the years ended December 31, 2006, and 2005, respectively. Under this line of credit, we must generate net profit after tax of at least one dollar on a rolling four-quarter basis, measured quarterly, and are not permitted to incur net losses in any two consecutive quarterly periods. We were required to have a tangible net worth of $94.7 million at December 31, 2006, and at the close of each subsequent quarter, we are required to have a minimum tangible net worth equal to the minimum tangible net worth we were required to have at the end of the prior fiscal period plus 25% of net income (if positive). No amounts were outstanding under this line of credit as of December 31, 2006, or 2005. We were in compliance with all of our debt covenants related to this facility as of December 31, 2006, and 2005.

***Canadian Dollar Secured Equipment Loan***

On November 17, 2006, StarTek Canada Services, Ltd., one of our subsidiaries, borrowed approximately $9,600 Canadian dollars from Wells Fargo Equipment Finance Company, Inc. These borrowings are secured by fixed assets and tenant improvements at certain of our Canadian facilities. The loan will be repaid in 48 monthly installments of $225, which reflects an implicit annual interest rate of 5.77%. We may elect to prepay amounts due under this loan provided that we notify Wells Fargo Equipment Finance Company, Inc. at least 30 days prior in writing and that we pay a prepayment premium, as stipulated in the loan agreement.

These borrowings are absolutely and unconditionally guaranteed by StarTek, Inc. and our subsidiary, StarTek USA, Inc. (collectively, the "loan guarantors"). The guarantee was executed simultaneously with the secured equipment loan agreement and remains in force as long as there is an arrangement between the loan guarantors unless prior written consent is given by Wells Fargo Equipment Finance Company, Inc. Under the guarantee agreement, if StarTek Canada Services, Ltd. fails to pay its obligations under the loan agreement when due, the loan guarantors agree to punctually pay any indebtedness, along with interest and certain expenses incurred on behalf of Wells Fargo Equipment Finance Company, Inc. to enforce the guarantee, to Wells Fargo Equipment Finance Company, Inc. As such, as of December 31, 2006, the maximum potential amount that the loan guarantors would be required to pay upon default would be $8,101 plus interest, as stated above.

The secured equipment loan and related guarantee have been incorporated by reference to this Form 10-K as Exhibits 10.74 and 10.75, respectively.

***Secured Promissory Note***

On November 17, 2006, our subsidiary, StarTek USA, Inc., borrowed approximately $4,900 from Wells Fargo Equipment Finance, Inc. The loan will be repaid with interest in 48 monthly installments of $115. The borrowings bear interest at an annual rate of 6.38% and are secured by fixed assets and tenant improvements at certain of our U.S. facilities. The borrowings may be repaid early without penalty.

This promissory note is absolutely and unconditionally guaranteed by StarTek, Inc. and our subsidiary, StarTek Canada Services, Ltd. (collectively, the "note guarantors"). The guarantee was executed simultaneously with the promissory note agreement and remains in force regardless of whether the note is paid in full until the guarantee is revoked prospectively as to future transactions by written notice from Wells Fargo Equipment Finance, Inc. Under the guarantee agreement, if StarTek USA, Inc. fails to pay its obligations under the loan agreement when due, the guarantors agree to full and prompt payment of each and every debt, liability and obligation of every type and description that StarTek USA, Inc. may now or in the future owe. As of December 31, 2006, the maximum potential amount that the guarantors would be required to pay upon default would be $4,772 plus interest, as stated above.

The promissory note and related guarantee have been incorporated by reference to this Form 10-K as Exhibits 10.76 and 10.77, respectively.

***3.65% Secured Equipment Loan.***

We entered into a secured equipment loan with Wells Fargo Equipment Finance, Inc. in the amount of $10,000 in February 2004. The loan bears interest at a fixed rate of 3.65% per annum. Principal and interest are payable in 48 monthly installments of $224. The loan is secured by certain furniture, telephone and computer equipment. Interest expense associated with this agreement totaled $162 and $253 during the years ended December 31, 2006, and 2005, respectively.

***Greeley, Colorado Promissory Note.***

In 1998, we purchased land in Greeley, Colorado, on which we built our Greeley North facility. We financed the land through a non-interest bearing ten year promissory note, the balance of which declines at $26 per year, without payment, over the ten year term so long as we do not sell or transfer the land or fail to continuously operate a customer service center thereon. As of December 31, 2006, the entire balance of this note was classified as current portion of long-term debt.

**8. Principal Clients**

The following table represents revenue concentration of our principal clients:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 [(1)] | 2004 [(1)] |
| AT&T Inc. (formerly Cingular Wireless, LLC and AT&T Corp.) | 52.7% | 63.6% | 63.5% |
| T-Mobile, a subsidiary of Deutsche Telekom | 21.2% | 23.9% | 28.0% |

[(1)] 2004 and 2005 data has been adjusted from amounts previously reported due to the merger of two of our clients, AT&T and Cingular. 2004 data has also been adjusted as a result of the sale of our Supply Chain Management platform in 2005, as discussed in Note 4 "Discontinued Operations."

Our contract with AT&T Inc. (through our contract with Cingular Wireless, LLC) expired in December 2006 and a significant portion of the contract, including the customer care and accounts receivable management portions of the contract, has been extended through May 31, 2007, but has not yet been negotiated and renewed (see Exhibits 10.82 and 10.86 to this Form 10-K). The remaining portion of the contract, constituting the business care services portion of the contract, was renewed in December 2006 and expires in November 2008. This portion of the contract is included as Exhibits 10.85 and 10.83 to this Form 10-K.

Our T-Mobile contract expires in August 2007. There are currently no volume or revenue guarantees associated with either the T-Mobile or AT&T Inc. contracts.

The loss of a principal client and/or changes in timing or termination of a principal client's product launch, volume delivery or service offering would have a material adverse effect on our business, revenue, operating results, and financial condition. To limit our credit risk, management from time to time will perform credit evaluations of our clients. Although we are directly impacted by the economic conditions in which our clients operate, management does not believe substantial credit risk existed as of December 31, 2006.

## 9. Net Interest and Other Income

Net interest and other income for the years ended December 31, 2006, 2005, and 2004, were composed of the following:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| Interest income | $ 1,433 | $ 1,500 | $ 1,765 |
| Interest expense | (196) | (361) | (357) |
| Net gain on sale of assets | 98 | 783 | - |
| Recovery of previously impaired asset | 663 | - | - |
| Investment income and other | 128 | (443) | 2,124 |
| Net interest income and other | $ 2,126 | $ 1,479 | $ 3,532 |

We recognized impairment losses in 2001 related to our investment in Six Sigma, LLC, which we determined was other-than-temporarily impaired due to the bankruptcy filing of Six Sigma, LLC. During 2006, we recovered $663 in cash from the bankruptcy proceedings, and this amount was recognized in other income.

## 10. Income Taxes

Pre-tax net book income from continuing operations was:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| U.S. | $ 4,302 | $ 17,462 | $ 28,682 |
| Foreign | 3,765 | 4,730 | 4,942 |
| Total | $ 8,067 | $ 22,192 | $ 33,624 |

Significant components of the provision for income taxes from continuing operations were:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Current: | | | |
| Federal | $ 1,398 | $ 6,809 | $ 6,433 |
| State | 246 | 621 | 856 |
| Foreign | 2,343 | 2,016 | 2,136 |
| Total current | $ 3,987 | $ 9,446 | $ 9,425 |
| Deferred: | | | |
| Federal | $ (393) | $ (1,519) | $ 2,965 |
| State | (69) | (138) | 299 |
| Foreign | (930) | (227) | 58 |
| Net change in valuation allowance | (292) | 615 | - |
| Total deferred | $ (1,684) | $ (1,269) | $ 3,322 |
| Income tax expense | $ 2,303 | $ 8,177 | $ 12,747 |

Income tax benefits associated with disqualifying dispositions of incentive stock options during 2006, 2005, and 2004 reduced income taxes by $97, $76, and $1,344, respectively. Such benefits were recorded as an increase to additional paid-in capital.

Significant components of deferred tax assets and deferred tax liabilities included in the accompanying consolidated balance sheets as of December 31 were:

| | Year Ended December 31, 2006 | 2005 |
|---|---|---|
| Current Deferred Tax (Liabilities) Assets: | | |
| Bad debt allowance | $ 6 | $ 94 |
| Vacation accrual | 463 | 380 |
| Deferred revenue | 36 | 59 |
| Accrued expenses | - | (5) |
| Unrealized loss on investments | (3) | (5) |
| Loss on impaired investments available for sale | - | 55 |
| Self-funded insurance program | 28 | 166 |
| Prepaids | (756) | (732) |
| Cumulative translation adjustment | (669) | (917) |
| Other | 141 | (203) |
| Net Current Deferred Tax (Liabilities) Assets | $ (754) | $ (1,108) |
| Long-Term Deferred Tax Assets (Liabilities): | | |
| Depreciation, amortization, and gain/loss | $ 1,251 | $ (922) |
| Loss on impaired investments | 990 | 982 |
| Foreign tax credit carryforward | 554 | 554 |
| Capital loss carryforward | 2,121 | 2,403 |
| Stock-based compensation | 122 | - |
| Deferred compensation | 75 | - |
| Other | 214 | 554 |
| Net Long-Term Deferred Tax Assets (Liabilities) | $ 5,327 | $ 3,571 |
| Subtotal | $ 4,573 | $ 2,463 |
| Valuation Allowance | (883) | (1,169) |
| Total Net Deferred Tax Asset (Liability) | $ 3,690 | $ 1,294 |

Gross capital loss carry forwards due to expire are as follows: $54 in 2007; $3,901 in 2008; $444 in 2009, and $322 in 2010. During the first quarter of 2006, the settlement of an outstanding tax audit allowed us to release $410 of a reserve previously established for that audit. During the fourth quarter of 2006, we reversed $292 of a capital loss valuation allowance related to the cash recovery of our investment in Six Sigma (see Note 9, "Net Interest and Other Income") and investment portfolio gains. During the third quarter of 2005, we booked a $600 tax-basis valuation allowance relating to capital loss carryforwards that were not offset by sufficient future capital gains before they expired in early 2007. We had a full valuation allowance on our foreign tax credit carryforwards in the amount of $554 for 2006 and 2005. Foreign tax credit carryforwards due to expire are as follows: $25 in 2011, $4 in 2012, and $525 in 2013.

Differences between U.S. federal statutory income tax rates and our effective tax rates for the years ended December 31, 2006, 2005, and 2004 were:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| US statutory tax rate | 35.0% | 35.0% | 35.0% |
| Effect of state taxes (net of Federal benefit) | 1.7% | 2.4% | 2.9% |
| Release of reserve for state audit settlements | -5.1% | 0.0% | 0.0% |
| Capital loss valuation allowance | -3.6% | 0.0% | 0.0% |
| Other, net | 0.5% | -0.6% | 0.0% |
| Total | 28.5% | 36.8% | 37.9% |

## 11. Stock Options

We maintain two equity compensation plans, the StarTek, Inc. Stock Option Plan and the Director Option Plan (together, "the Plans"), for the benefit of certain of our directors, officers and employees. The compensation cost that has been charged against income for those plans for the year ended December 31, 2006, was $321 and is included in selling, general and administrative expense. The total income tax benefit recognized in our Condensed Consolidated Statements of Operations related to share-based compensation arrangements was $92 for the year ended December 31, 2006.

The StarTek, Inc. Stock Option Plan was formed in 1997 and is designed to provide stock options, stock appreciation rights, and incentive stock options (cumulatively referred to as "options") to key employees, officers, directors (other than non-employee directors), consultants, other independent contractors and any named subsidiary designated in the plan as a participant. The option plan stipulates that up to 2,100,000 options may be granted to eligible participants and that each option is convertible to one share of StarTek, Inc. common stock. As of December 31, 2006, 423,580 options were available for future grant under this plan. Options awards are made at the discretion of the Compensation Committee of the board of directors of StarTek, Inc. (the "Committee"), which is composed entirely of non-employee directors. Unless otherwise determined by the Committee, all options granted under the option plan vest 20% annually beginning on the first anniversary of the options' grant date and expire at the earlier of: (i) ten years (or five years for participants owning greater than 10% of the voting stock) from the options' grant date; (ii) three months after termination of employment for any reason other than cause or death; or (iii) six months after the participant's death; or (iv) immediately upon termination for cause. We have made exceptions to these vesting provisions for certain of our executive officers and employees, which were subject to approval by the Compensation Committee of the board of directors. These amended agreements have been filed with the SEC as Exhibits 10.4, 10.21, 10.22, 10.26, 10.79 and 10.81 to this Annual Report on Form 10-K. Options granted under the option plan on and after June 12, 2006, vest as to 25% of the shares on the first anniversary of the date of grant and 2.0833% of the shares each month thereafter for 36 months.

The Director Option Plan was established to provide stock options to non-employee directors who are elected to serve on the StarTek, Inc. board of directors (the "Board") and who serve continuously from commencement of their term (the "Participants"). The Director Option Plan provides for stock options to be granted for a maximum of 140,000 shares of common stock. As of December 31, 2006, 18,000 options were available for future grant under this plan. Each Participant is granted options to acquire 3,000 shares of common stock upon election to serve on the Board and is automatically granted options to acquire 3,000 shares of common stock on each date they are re-elected to the Board, typically coinciding with each annual meeting of stockholders. All options granted under the Director Option Plan fully vest upon grant and expire at the earlier of: (i) the date when the Participant's membership on the Board is terminated for cause; (ii) ten years from option grant date; or (iii) one year after the Participant's death.

Our 2007 proxy statement includes a proposal to increase the pool of shares reserved for issuance under our stock option plans by 500,000 shares, of which 488,000 would be reserved for the StarTek, Inc. Stock Option Plan and the balance would be reserved for the Director Option Plan. Additionally, our 2007 proxy statement includes a proposal to increase the number of shares granted upon the date of a director's initial election to the board and upon a director's re-election to the board to directors under the Director Option Plan from 3,000 to 6,000 beginning in 2007.

Prior to January 1, 2006, we accounted for stock-based awards to employees and non-employee directors under the intrinsic value recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations ("APB 25"). Accordingly, no stock option-based employee compensation cost was recognized in the income statement prior to 2006, as all stock options granted under those plans had an exercise price that was equal to the market value of the underlying stock on the grant date. On January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" ("FAS No. 123(R)") using the modified prospective method (see Note 1, "Basis of Presentation and Summary of Significant Accounting Policies," for further information regarding FAS No. 123(R) and the modified prospective method). Under the guidelines of FAS No. 123(R), pro forma disclosure is no longer an alternative. We use the Black-Scholes method for valuing stock-based awards. The assumptions used to determine the value of our stock-based awards under the Black-Scholes method are summarized below:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Risk-free interest rate | 4.53% - 5.11% | 3.97% - 4.18% | 1.43% - 4.57% |
| Dividend yield | 6.63% - 9.02% | 6.11% - 9.63% | 3.66% - 5.77% |
| Expected volatility | 42.57% | 42.10% | 60.60% |
| Expected life in years | 4.1 | 7.0 | 7.0 |

The risk-free interest rate for periods within the contractual life of the option is based on either the four year or seven year U.S. Treasury strip yield in effect at the time of grant. Expected life and volatilities are based on historical experience, which we believe will be indicative of future experience.

The following table details the effect on net income and earnings per share had compensation expense for the share-based compensation arrangements been recorded during 2005 and 2004 based on the Black-Scholes method:

| | Year Ended December 31, | |
|---|---|---|
| | 2005 | 2004 |
| Net income, as reported | $ 12,860 | $ 20,976 |
| Share-based employee (including non-employee directors) compensation expense that would have been included in the determination of net income if the fair value method had been applied to all awards, net of tax | (1,633) | (1,945) |
| Pro forma net income | $ 11,227 | $ 19,031 |
| Basic earnings per share | | |
| As reported | $ 0.88 | $ 1.45 |
| Pro forma | $ 0.77 | $ 1.32 |
| Diluted earnings per share | | |
| As reported | $ 0.88 | $ 1.42 |
| Pro forma | $ 0.76 | $ 1.29 |

A summary of option activity under the Plans as of December 31, 2006, and changes during the years ended December 31, 2006, 2005 and 2004 are presented below:

| | Shares | Weighted-Average Exercise Price | Weighted-Average Remaining Contractual Term | Aggregate Intrinsic Value (000s) |
|---|---|---|---|---|
| Outstanding as of December 31, 2003 | 1,083,860 | $ 22.09 | | |
| Granted | 170,700 | 34.77 | | |
| Exercised | (255,000) | 17.61 | | |
| Forfeited | (212,330) | 25.28 | | |
| Outstanding as of December 31, 2004 | 787,230 | $ 25.42 | | |
| Granted | 578,000 | 16.10 | | |
| Exercised | (25,080) | 15.06 | | |
| Forfeited | (358,660) | 22.95 | | |
| Outstanding as of December 31, 2005 | 981,490 | $ 19.68 | | |
| Granted | 282,840 | 13.29 | | |
| Exercised | (64,700) | 17.19 | | |
| Forfeited | (259,430) | 17.31 | | |
| Outstanding as of December 31, 2006 | 940,200 | $ 18.58 | 7.8 | $ 453 |
| Exercisable as of December 31, 2006 | 431,400 | $ 24.86 | 6.4 | $ 79 |

The weighted-average grant-date fair value of options granted during the years ended December 31, 2006, and 2005 was $2.94 and $2.89, respectively. The total intrinsic value of options exercised during the years ended December 31, 2006, and 2005 was $353 and $221, respectively. The fair value of nonvested shares is determined based on the closing trading price of our common shares on the grant date.

As of December 31, 2006, there was $1,029 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plans. That cost is expected to be recognized over a weighted-average period of 3.5 years. The total fair value of shares vested during the years ended December 31, 2006, and 2005 was $130 and $1,492, respectively.

Prior to our adoption of FAS No. 123(R), we accelerated 143,860 employee stock options, all with exercise prices of $21.80 or above, such that they immediately vested as of December 30, 2005. The purpose of this action was to eliminate future compensation expense that we would otherwise have recognized upon implementation of FAS No. 123(R). The weighted-average exercise price of the options that were accelerated was $28.92. Because the options prior to the acceleration had intrinsic values that were more than the intrinsic value of the options after acceleration, no compensation expense related to the acceleration was recognized in our Consolidated Statements of Income for the year ended December 31, 2005. All terms of options with an exercise price of less than $21.80 remained unchanged.

## 12. Quarterly Data (Unaudited)

The following represents selected information from our unaudited quarterly income statements for the years ended December 31, 2006, and 2005. Amounts related to fiscal year 2005 as shown below may differ from amounts previously disclosed in our Forms 10-Q and 8-K due to the classification of the results of our supply chain management services platform into discontinued operations. This classification was made as a result of the sale of this platform, as discussed in Note 4, "Discontinued Operations."

| | 2006 Quarters Ended | | | |
|---|---|---|---|---|
| | March 31 | June 30 | September 30 | December 31 |
| Revenue | $ 57,105 | $ 59,525 | $ 61,865 | $ 59,117 |
| Gross profit | 9,772 | 8,204 | 9,761 | 8,451 |
| Selling, general and administrative expenses | 7,573 | 7,389 | 7,533 | 7,752 |
| Operating profit | 2,199 | 815 | 2,228 | 699 |
| Net income | $ 2,136 | $ 825 | $ 1,570 | $ 1,233 |
| Basic net income per share | $ 0.15 | $ 0.06 | $ 0.11 | $ 0.08 |
| Diluted net income per share | $ 0.14 | $ 0.06 | $ 0.11 | $ 0.08 |

| | 2005 Quarters Ended | | | |
|---|---|---|---|---|
| | March 31 | June 30 | September 30 | December 31 |
| Revenue | $ 53,338 | $ 50,991 | $ 53,877 | $ 58,165 |
| Gross profit | 12,694 | 11,343 | 12,524 | 12,587 |
| Selling, general and administrative expenses | 7,682 | 6,530 | 7,190 | 7,033 |
| Operating profit | 5,012 | 4,813 | 5,334 | 5,554 |
| Income from continuing operations | 3,354 | 2,668 | 3,651 | 4,342 |
| Net (loss) income on discontinued operations | (708) | (25) | (477) | 55 |
| Net income | $ 2,646 | $ 2,643 | $ 3,174 | $ 4,397 |
| Basic net income (loss) per share: | | | | |
| Continuing operations | $ 0.23 | $ 0.18 | $ 0.25 | $ 0.30 |
| Discontinued operations | (0.05) | - | (0.03) | - |
| Net income per basic share | $ 0.18 | $ 0.18 | $ 0.22 | $ 0.30 |
| Diluted net income (loss) per share: | | | | |
| Continuing operations | $ 0.23 | $ 0.18 | $ 0.25 | $ 0.30 |
| Discontinued operations | (0.05) | - | (0.03) | - |
| Net income per diluted share | $ 0.18 | $ 0.18 | $ 0.22 | $ 0.30 |

## 13. Reserves and Allowances

Year-to-year changes in our allowance for doubtful accounts is summarized below:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| **Allowance for Doubtful Accounts** | | | |
| Balance at beginning of year | $ 250 | $ 357 | $ 790 |
| Reserve adjustment | (86) | (107) | (433) |
| Writeoffs | (148) | - | - |
| Recoveries | - | - | - |
| Balance at end of year | $ 16 | $ 250 | $ 357 |

## 14. Litigation

We and six of our present and former directors and officers have been named as defendants in West Palm Beach Firefighters' Pension Fund v. StarTek, Inc., et al. (U.S. District Court, District of Colorado) filed on July 8, 2005, and John Alden v. StarTek, Inc., et al. (U.S. District Court, District of Colorado) filed on July 20, 2005. Those actions have been consolidated by the federal court. The consolidated action is a purported class action brought on behalf of all persons (except defendants) who purchased shares of our common stock in a secondary offering by certain of our stockholders in June 2004, and in the open market between February 26, 2003, and May 5, 2005 (the "Class Period"). The consolidated complaint alleges that the defendants made false and misleading public statements about us and our business and prospects in the prospectus for the secondary offering, as well as in filings with the SEC and in press releases issued during the Class Period, and that the market price of our common stock was artificially inflated as a result. The complaints allege claims under Sections 11 and 15 of the Securities Act of 1933, and under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. The plaintiffs in both cases seek compensatory damages on behalf of the alleged class and award of attorneys' fees and costs of litigation. We believe we have valid defenses to the claims and intend to defend the litigation vigorously. On May 23, 2006, we and the individual defendants moved the court to dismiss the action in its entirety. Two stockholder derivative lawsuits related to these aforementioned claims were also filed against various of our present and former officers and directors on November 16, 2005, and December 22, 2005, alleging breach of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets, and unjust enrichment. The derivative actions, which have been consolidated, name us as a nominal defendant. On April 18, 2006, we and the individually named defendants filed a motion to dismiss the derivative actions.

It is not possible at this time to estimate the possibility of a loss or the range of potential losses arising from these claims. We may, however, incur material legal fees with respect to our defense of these claims. The claims have been submitted to the carriers of our executive and organization liability insurance policies. The policies have primary and excess coverage that we believe will be adequate to defend this case and are subject to a retention for securities claims. These policies provide that we are responsible for the first $1,025 in legal fees. As of March 1, 2007, we had incurred legal fees related to these suits of more than 90% of our $1,025 deductible.

We have been involved from time to time in other litigation arising in the normal course of business, none of which is expected by management to have a material adverse effect on our business, financial condition or results of operations.

## 15. Subsequent Event

On January 5, 2007, our board of directors appointed A. Laurence Jones as President, Chief Executive Officer and Interim Chief Financial Officer, effective immediately. Mr. Jones succeeded Steven D. Butler. Mr. Butler was paid a lump sum payment of salary, less applicable withholding, and vacation pay as if he had been employed through April 4, 2007. He is also entitled to receive severance pay, payable in equal monthly installments, through April 8, 2008 in the amount of his base salary as of January 5, 2007.

Effective January 30, 2007, we terminated approximately 300 employees at our Petersburg, Virginia site as a result of one of our client's reduction in call volume. We did not incur significant severance or transition costs with respect to this change. We plan to utilize this facility as a location for new business.

## SIGNATURES

Pursuant to the requirements of the Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Form 10-K to be signed on its behalf by the undersigned thereunto duly authorized.

STARTEK, INC.
(REGISTRANT)

By: /s/ A. LAURENCE JONES Date: March 15, 2007
A. Laurence Jones
President, Chief Executive Officer and
Interim Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Form 10-K has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| | | |
|---|---|---|
| /s/ A. LAURENCE JONES<br>A. Laurence Jones | Director, President, Chief Executive Officer and Interim Chief Financial Officer (Principal Executive Officer and Principal Financial Officer) | Date: March 15, 2007 |
| /s/ SYLVIA A. CHURCH<br>Sylvia A. Church | Vice President and Controller (Principal Accounting Officer) | Date: March 15, 2007 |
| /s/ ED ZSCHAU<br>Ed Zschau | Chairman of the Board | Date: March 15, 2007 |
| /s/ ALBERT C. YATES<br>Albert C. Yates | Director | Date: March 15, 2007 |
| /s/ P. KAY NORTON<br>P. Kay Norton | Director | Date: March 15, 2007 |

**STARTEK, INC.**
**INDEX OF EXHIBITS**

**Exhibits**

| | |
|---|---|
| 3.1 | Restated Certificate of Incorporation of the Company (incorporated herein by reference to Form S-1 Registration Statement filed with the Securities and Exchange Commission on January 29, 1997). |
| 3.2 | Restated Bylaws of the Company (incorporated herein by reference to Form 8-K filed with the Securities and Exchange Commission on June 6, 2006). |
| 3.3 | Certificate of Amendment to the Certificate of Incorporation of StarTek, Inc. filed with the Delaware Secretary of State on May 21, 1999 (incorporated herein by reference to Form 10-K Annual Report filed with the Securities and Exchange Commission on March 8, 2000). |
| 3.4 | Certificate of Amendment to the Certificate of Incorporation of StarTek, Inc. filed with the Delaware Secretary of State on May 23, 2000 (incorporated herein by reference to Form 10-Q Quarterly Report filed with the Securities and Exchange Commission on August 14, 2000). |
| 3.5 | Amendment No.1 to the StarTek, Inc. Restated Bylaws (incorporated herein by reference to Form 10-Q Quarterly Report Filed with the Securities and Exchange Commission on November 9, 2004). |
| 4.1 | Specimen Common Stock certificate (incorporated herein by reference to Amendment No. 1 to Form S-1 Registration Statement filed with the Securities and Exchange Commission on March 7, 1997). |
| 10.1† | StarTek, Inc. Stock Option Plan (incorporated herein by reference to Amendment No. 1 to Form S-1 Registration Statement filed with the Securities and Exchange Commission on March 7, 1997). |
| 10.2† | Form of Stock Option Agreement (incorporated herein by reference to Amendment No. 1 to Form S-1 Registration Statement filed with the Securities and Exchange Commission on March 7, 1997). |
| 10.3† | StarTek, Inc. Director Stock Option Plan (incorporated herein by reference to Form S-1 Registration Statement filed with the Securities and Exchange Commission on January 29, 1997). |

| | |
|---|---|
| 10.20† | Employment Agreement between StarTek, Inc. and Steven D. Butler (incorporated herein by reference to Form 8-K filed with the Securities and Exchange Commission on May 17, 2005). |
| 10.21† | Option Agreement issued to Steven D. Butler (incorporated herein by reference to Form 8-K filed with the Securities and Exchange Commission on May 17, 2005). |
| 10.22† | Amended and Restated Option Agreement issued to Steven D. Butler (incorporated herein by reference to Form 8-K filed with the Securities and Exchange Commission on May 17, 2005). |
| 10.23† | Offer Letter for Rodd E. Granger, effective as of August 1, 2005 (incorporated herein by reference to Form 8-K filed with the Securities and Exchange Commission on August 8, 2005). |
| 10.25† | Offer letter for Patrick M. Hayes, effective as of June 12, 2006 (incorporated herein by reference to Form 8-K filed with the Securities and Exchange Commission on June 16, 2006). |
| 10.26 | Form of Option Agreement pursuant to StarTek, Inc. Stock Option Plan (four year vesting schedule) (incorporated herein by reference to Form 8-K filed with the Securities and Exchange Commission on June 16, 2006). |
| 10.27† | Compensation for Chairman of the Board (incorporated by reference to Item 1.01 of Form 8-K filed with the Securities and Exchange Commission on August 4, 2006). |
| 10.33 | Credit Agreement and $10,000,000 Revolving Line of Credit Note dated June 30, 2003, between StarTek, Inc. and Wells Fargo Bank West, National Association (incorporated herein by reference to Exhibit 10.32 to Form 10-Q Quarterly filed with the Securities and Exchange Commission on August 14, 2003). |
| 10.34 | Renewal and Amended Credit Agreement by and between StarTek, Inc. and Wells Fargo NA (incorporated herein by reference to Form 8-K filed with the Securities and Exchange Commission on July 5, 2005). |
| 10.35 | Facility lease agreement dated July 25, 2001, between OGT Holdings Ltd. and StarTek Canada Services, Ltd. and StarTek USA, Inc. (incorporated herein by reference to Form 10-Q Quarterly Report filed with the Securities and Exchange Commission on August 14, 2001). |
| 10.36 | Facility Sublease dated July 1, 2001, between The Business Depot Ltd. and StarTek Canada Services, Ltd. (incorporated herein by reference to Form 10-Q Quarterly Report filed with the Securities and Exchange Commission on August 14, 2001). |
| 10.39& | Master Services Agreement and Statements of Work dated September 20, 2005, between StarTek, USA, Inc. and T-Mobile USA (incorporated herein by reference to Form 10-Q filed with the Securities and Exchange Commission on November 9, 2005). |
| 10.42# | AT&T General Agreement dated January 1, 2002, between StarTek, Inc. and AT&T Corp. (incorporated herein by reference to Form 10-Q Quarterly Report filed with the Securities and Exchange Commission on May 15, 2002). |

10.45 Facility lease agreement dated February 14, 2003, between Cornwall Centre Limited and StarTek Canada Services, Ltd. (incorporated herein by reference to Exhibit 10.44 to Form 10-K Annual Report filed with the Securities and Exchange Commission on March 12, 2003).

10.46 Facility lease agreement dated February 24, 2003, between Cardwell Companies Inc. and StarTek USA, Inc. (incorporated herein by reference to Exhibit 10.45 to Form 10-K Annual Report filed with the Securities and Exchange Commission on March 12, 2003).

10.47 Registration Rights Agreement by and among StarTek, Inc. and A. Emmet Stephenson, Jr. (incorporated herein by reference to Form 10-K Annual Report filed with the Securities and Exchange Commission on March 9, 2004).

10.48 Investor Rights Agreement by and among StarTek, Inc., A. Emmet Stephenson Jr., and Toni E. Stephenson (incorporated herein by reference to Form 10-K Annual Report filed with the Securities and Exchange Commission on March 9, 2004).

10.49† Form of Indemnification Agreement between StarTek, Inc. and its Officers and Directors (incorporated herein by reference to Form 10-K Annual Report filed with the Securities and Exchange Commission on March 9, 2004).

10.50 Promissory Note to Wells Fargo Equipment Finance, Inc. (incorporated herein by reference to Form 10-K Annual Report filed with the Securities and Exchange Commission on March 9, 2004).

10.51 Facility lease agreement dated March 25, 2004, between StarTek USA, Inc. and Lynchburg Realth LLC (incorporated herein by reference to Form 10-Q Quarterly Report filed with the Securities and Exchange Commission on May 5, 2004).

10.52 Facility lease agreement dated May 21, 2004, between StarTek USA, Inc. and Crescent Real Estate Funding VIII, L.P. (incorporated herein by reference to Form 10-Q Quarterly Report filed with the Securities and Exchange Commission on August 9, 2004).

10.53 First amendment to facility lease agreement between StarTek USA, Inc. and Crescent Real Estate Funding VIII, L.P. (incorporated herein by reference to Form 10-K Annual Report filed with the Securities and Exchange Commission on August 9, 2004).

10.54 Facility lease agreement dated July 26, 2004, between StarTek USA, Inc. and Southern Terminals, Inc. (incorporated herein by reference to Form 10-Q Quarterly Report filed with the Securities and Exchange Commission on August 9, 2004).

10.55# Amendment No. 001 to the AT&T Wireless Services Provider Master Agreement dated April 1, 2004, between StarTek USA, Inc. and AT&T Wireless Service, Inc. (incorporated herein by reference to Form 10-Q Quarterly Report filed with the Securities and Exchange Commission on August 9, 2004).

10.56† Form of Executive Confidentiality and Non-competition Agreement (incorporated herein by reference to Current Report on Form 8-K filed with the Securities and Exchange Commission on September 14, 2004).

10.57 Share Purchase Agreement by and among StarTek, Inc., StarTek Europe Ltd. and Taelus Limited, dated September 30, 2004 (incorporated herein by to Form 8-K Annual Report filed with the Securities and Exchange Commission on October 6, 2004).

10.58† Amendment No. 2 to StarTek, Inc. Stock Option Plan (incorporated herein by reference to Form 10-Q Quarterly Report filed with the Securities and Exchange Commission on November 9, 2004).

| | |
|---|---|
| 10.59† | Amendment No. 1 to StarTek, Inc. Director Stock Option Plan (incorporated herein by reference to Form 10-Q Quarterly Report filed with the Securities and Exchange Commission on November 9, 2004). |
| 10.60† | Amendment No. 2 to StarTek, Inc. Director Stock Option Plan (incorporated herein by reference to Form 8-K filed with the Securities and Exchange Commission on September 9, 2004). |
| 10.61† | Form of Option Agreement pursuant to StarTek, Inc. Director Stock Option Plan (incorporated herein by reference to Form 8-K filed with the Securities and Exchange Commission on September 9, 2004). |
| 10.62 | Agreement of Lease between StarTek USA, Inc. and South Crater Square Associates, LLC (incorporated by reference to Form 8-K filed with the Securities and Exchange Commission on October 11, 2005). |
| 10.63 | Facility Lease Agreement between StarTek Canada Services, Ltd. and The Corporation of The City of Thunder Bay (incorporated herein by reference to Form 8-K filed with the Securities and Exchange Commission on January 5, 2006). |
| 10.64 | Facility Lease Agreement between StarTek Canada Services, Ltd. and Agers Holdings, Ltd. (incorporated herein by reference to Form 8-K filed with the Securities and Exchange Commission on January 5, 2006). |
| 10.65 | Amendment No. 4 to StarTek, Inc. Stock Option Plan (incorporated herein by reference to Form 8-K filed with the Securities and Exchange Commission on June 6, 2006). |
| 10.70 | Personal Property Purchase Agreement between StarTek USA, Inc. and DPL Corporation Southeast (incorporated herein by reference to Form 8-K filed with the Securities and Exchange Commission on December 21, 2005). |
| 10.71 | Real Property Purchase Agreement between StarTek USA, Inc. and DPL Corporation Southeast (incorporated herein by reference to Form 8-K filed with the Securities and Exchange Commission on December 21, 2005). |
| 10.72 | Promissory Note between StarTek USA, Inc. and DPL Corporation Southeast (incorporated herein by reference to Form 8-K filed with the Securities and Exchange Commission on December 21, 2005). |
| 10.74 | Security Agreement between StarTek Canada Services, Ltd. and Wells Fargo Equipment Finance Company (incorporated herein by reference to Form 8-K filed with the Securities and Exchange Commission on November 21, 2006). |
| 10.75 | Form of Guaranty of StarTek Canada Obligations executed by StarTek, Inc.and StarTek USA, Inc. (incorporated herein by reference to Form 8-K filed with the Securities and Exchange Commission on November 21, 2006). |
| 10.76 | Promissory Note between StarTek USA, Inc. and Wells Fargo Equipment Finance, Inc. (incorporated herein by reference to Form 8-K filed with the Securities and Exchange Commission on November 21, 2006). |
| 10.77 | Form of Guaranty of StarTek USA Obligations executed by StarTek, Inc. and StarTek Canada Services, Ltd. (incorporated herein by reference to Form 8-K filed with the Securities and Exchange Commission on November 21, 2006). |

| | |
|---|---|
| 10.78† | Employment Agreement between StarTek, Inc. and A. Laurence Jones (incorporated herein by reference to Form 8-K filed with the Securities and Exchange Commission on January 8, 2007). |
| 10.79† | Option Agreement between StarTek, Inc. and A. Laurence Jones (incorporated herein by reference to Form 8-K filed with the Securities and Exchange Commission on January 8, 2007). |
| 10.80† | Restricted Stock Agreement between StarTek, Inc. and A. Laurence Jones (incorporated herein by reference to Form 8-K filed with the Securities and Exchange Commission on January 8, 2007). |
| 10.81† | Separation Agreement by and between StarTek, Inc. and Steven D. Butler (incorporated herein by reference to Form 8-K filed with the Securities and Exchange Commission on January 23, 2007). |
| 10.82&* | Amendment dated December 21, 2006, to Call Center Services Statement of Work between StarTek USA, Inc. and Cingular Wireless, LLC. |
| 10.83&* | Statement of Work dated December 21, 2006, between StarTek USA, Inc. and Cingular Wireless, LLC. |
| 10.84†* | Amendment No. 5 to StarTek, Inc. Stock Option Plan. |
| 10.85&* | Master Services Agreement between StarTek USA, Inc. and Cingular Wireless LLC |
| 10.86&* | Amendment dated March 1, 2007, to Call Center Services Statement of Work between StarTek USA, Inc. and AT&T Mobility, LLC (f/k/a Cingular Wireless, LLC). |
| 21.1* | Subsidiaries of the Registrant |
| 23.1* | Consent of Ernst & Young, LLP, Independent Registered Public Accounting Firm. |
| 31.1* | Certification of A. Laurence Jones pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 32.1* | Written Statement of the Chief Executive Officer and Interim Chief Financial Officer furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350). |

---

* Filed with this Form 10-K

† Management contract or compensatory plan or arrangement.

# The Securities and Exchange Commission has granted our request that certain material in this agreement be treated as confidential. Such material has been redacted from the exhibit as filed.

& Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment and have been filed separately with the Securities and Exchange Commission.

**Exhibit 23.1**

## Consent of Ernst & Young, LLP, Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos 333-134903, 333-126989, 333-117451, 333-63106 and 333- 77009) pertaining to the Stock Option Plan and Directors' Stock Option Plan of StarTek, Inc. of our reports dated March 14, 2007, with respect to the consolidated financial statements of StarTek, Inc., StarTek, Inc.'s management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of StarTek, Inc., included in this Annual Report (Form 10-K) for the year ended December 31, 2006.

/s/ Ernst & Young LLP

Denver, Colorado
March 14, 2007

**EXHIBIT 31.1**

## CERTIFICATIONS

I, A. Laurence Jones, certify that:

1. I have reviewed this annual report on Form 10-K of StarTek, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2007

/s/ A. LAURENCE JONES
A. Laurence Jones
President, Chief Executive Officer and
Interim Chief Financial Officer
*(Principal Executive Officer and*
*Principal Financial Officer)*

**EXHIBIT 32.1**

## CERTIFICATIONS

In connection with the Annual Report of StarTek, Inc. on Form 10-K for the year ended December 31, 2006, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned individual, certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2) The information contained the Report fairly presents, in all material respects, the financial condition and result of operations of the Registrant.

Date: March 15, 2007

/s/ A. LAURENCE JONES
A. Laurence Jones
President, Chief Executive Officer and Chief Financial Officer
*(Principal Executive Officer and Principal Financial Officer)*

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the Corporation and will be retained by the Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

(This page intentionally left blank)

# COMPANY PROFILE

StarTek, Inc. (NYSE: SRT) is a leading provider of high value business process outsourcing services to the communications industry. Since 1987 StarTek has partnered with its clients to solve strategic business challenges so that fast-moving businesses can improve customer retention, increase revenue and reduce costs through an improved customer experience. These robust solutions leverage industry knowledge, best business practices, highly skilled agents, proven operational excellence and flexible technology. The StarTek comprehensive service suite includes customer care, sales support, complex order processing, accounts receivable management, technical support and other industry-specific processes. Headquartered in Denver, Colorado, StarTek provides these services from 19 operational facilities in the US and Canada. For more information visit the Company's website at www.StarTek.com or contact us at 800-541-1130.

**StarTek Difference**

We are experts at seamlessly integrating with our clients and extending their brand. StarTek's unique blend of proven business processes and nurtured partnerships have resulted in consistently high industry ratings (in the top 10%) for overall customer satisfaction, service levels, performance, and cycle time.

**Our Philosophy**

StarTek provides business process optimization services that lower operational costs, improve quality, and add value to your organization.

**Our Experience**

Since 1987, StarTek has been known for its nimbleness and flexibility, consistently leading to high industry ratings and establishing a reputation for excellent customer service.

**Our People**

StarTek has over 235 supervisors, 60 operations managers, and 100% of its site directors and regional VPs and more than 8000 customer care representatives with extensive communications industry experience.

# INVESTOR INFORMATION

**Board of Directors**

**Ed Zschau**
Chairman of the Board, StarTek, Inc.
Visiting Lecturer at Princeton University

**Kay Norton**
Director, StarTek, Inc.
President, University of Northern Colorado

**Albert C. Yates**
Director, StarTek, Inc.
President Emeritus, Colorado State University

**Larry Jones**
President, Chief Executive Officer, Interim Chief Financial Officer and Director, StarTek, Inc.

**Corporate Headquarters:**
44 Cook Street, 4th Floor
Denver, Colorado 80206
Telephone: (303) 399-2400

**Internet address:**
www.startek.com

**Independent Registered Public Accounting Firm:**
Ernst & Young, LLP
Denver, Colorado

**Registrar of Stock and Transfer Agent:**
UMB Bank P.O. Box 419064, Kansas City, MO 64141-6064
Telephone: (800) 884-4225 or (816) 860-7786
Send email to: stock.transfer@umb.com


END

SRT
LISTED
NYSE

**Market and Dividend Information:**
The common shares of StarTek, Inc. are traded on the New York Stock Exchange (NYSE) under the ticker symbol: SRT. Price and shares traded are listed in principal daily newspapers and are supplied by the NYSE. The number of stockholders of record as of March 1, 2007, was 57.

**Stockholders' Questions**
Questions about stock ownership and dividends should be directed to Investor Relations, (303) 399-2400. The StarTek, Inc. Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other periodic reports filed with the Securities and Exchange Commission are available at our website, www.startek.com, as soon as practicable after the reports are filed with the Securities and Exchange Commission. These reports are also available free of charge by written request to:

Director of SEC Reporting and Compliance
StarTek, Inc.
44 Cook St. Suite 400
Denver, Colorado 80206

**Officer Certifications**
We have filed the certifications required under Section 302 of the Sarbanes-Oxley Act of 2002 as Exhibit 31 to our Annual Report on Form 10-K for the year ended December 31, 2006. In 2006, we also filed with the New York Stock Exchange our CEO's certification regarding our compliance with NYSE corporate governance listing standards within 30 days of our annual meeting of stockholders, as required by NYSE Rule 303A.12(a)

Corporate Headquarters: 44 Cook Street, 4th Floor | Denver, Colorado 80206 | Telephone: (303) 399-2400